Exhibit 99.1

CORPORACION AMERICA AIRPORTS REPORTS SECOND QUARTER 2022 RESULTS

Commercial revenues above pre-pandemic levels, with traffic at 75.5%

Adjusted EBITDA ex-IFRIC at 93.4% of 2Q19 levels; positive in all countries of operations

Luxembourg, August 18, 2022— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) a leading private airport operator in the world reported today its unaudited, consolidated results for the three and six-month periods ended June 30, 2022. Financial results are expressed in millions of U.S. dollars and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance to IFRS rule IAS 29 (“IAS 29”), as detailed on Section “Hyperinflation Accounting in Argentina” on page 22.

Second Quarter 2022 Highlights

▪	Consolidated Revenues of $332.7 million, a 145.9% YoY increase, or 19.4% below 2Q19. Excluding the impact of IFRS rule IAS 29, revenues increased 149.3% YoY, to $334.8 million, reflecting increases of $105.9 million in Aeronautical revenues, $76.5 million in Commercial revenues, and $16.6 million in Construction service revenue. Revenues ex-IAS 29 reached 84.7% of pre-pandemic levels, up from 69.0% in the first quarter.

▪	Key operating metrics improved YoY:

▪	Passenger traffic increased 177.0% YoY to 15.1 million, reaching 75.5% of 2Q19 levels.
▪	Cargo volume increased 5.6% YoY to 87.9 thousand tons, to 83.3% of 2Q19 levels.
▪	Aircraft movements totaled 181.2 thousand, an 89.1% YoY increase, at 87.6% of 2Q19 levels.

▪	Operating Income of $72.1 million up from an operating loss of $27.2 million in 2Q21, mainly reflecting the YoY recovery in passenger traffic.

▪	Adjusted EBITDA on an “As Reported” basis increased to $110.6 million, from $8.5 million in the year-ago period, improving to 93.3% of 2Q19 levels. Adjusted EBITDA margin expanded to 33.2% from 6.3% in 2Q21 and 28.7% in 2Q19.

▪	Ex-IAS 29, Adjusted EBITDA totaled $110.7 million, compared with $7.9 million in 2Q21 and $113.2 million in 2Q19. Adjusted EBITDA margin Ex-IFRIC12 increased to 36.2% from 6.0% in 2Q21, but decreased slightly from 37.4% in 2Q19.

CEO Message

Commenting on the results for the quarter Mr. Martín Eurnekian, CEO of Corporación América Airports, noted: “We delivered another strong quarter, achieving Adjusted EBITDA of $111 million underpinned by enhanced performance across operations, and up from $9 million in the second quarter of last year. Adjusted EBITDA margin ex-IFRIC12 expanded to 36% from 7% in 2Q21, reflecting the continued recovery in passenger traffic, robust commercial revenues above pre-pandemic levels, and a continued focus on cost management.”

“On the balance sheet front, the successful liability management transactions concluded last year, together with the significant increase in Adjusted EBITDA over the last quarters, allowed for a sharp reduction in our Net Debt to LTM Adjusted EBITDA ratio to 3.5x this quarter, down from 5.1x in the first quarter, while we face no major debt maturities until late 2024. Moreover, we are on track to continue reducing our Net Debt to LTM Adjusted EBITDA ratio.”

“Looking ahead, we anticipate passenger traffic across our airports to continue recovering driven by pent-up demand and the elimination of travel restrictions. In the near-term, our operations in Europe are expected to continue benefitting from a strong summer holiday travel season, although we are mindful of the overall macro and geopolitical context. With a long-term view on value creation, we remain focused on advancing the economic re-equilibrium processes in Brazil and Armenia, while selectively looking for additional value creation opportunities and progressing on our sustainability initiatives.”

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	2Q22 as reported		2Q21 as reported	% Var as reported	IAS 29 2Q22	2Q22 ex IAS 29	2Q21 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers) (1)(2)	15.1		5.5	177.0%		15.1	5.5	177.0%
Revenue	332.7		135.3	145.9%	-2.1	334.8	134.3	149.3%
Aeronautical Revenues	150.8		45.7	230.0%	-0.5	151.3	45.4	233.4%
Non-Aeronautical Revenues	181.8		89.6	103.0%	-1.6	183.5	88.9	106.4%
Revenue excluding construction service	304.8		122.6	148.6%	-0.1	304.9	121.0	152.0%
Operating Income / (Loss)	72.1		-27.2	-364.6%	-17.3	89.4	-16.4	-644.4%
Operating Margin	21.7%		-20.1%	4181	0.0%	26.7%	-12.2%	3892
Net (Loss) / Income Attributable to Owners of the Parent	69.9		-34.0	-305.6%	38.8	31.0	22.3	39.1%
EPS (US$)	0.43		-0.21	-305.4%	0.24	0.19	0.14	39.0%
Adjusted EBITDA	110.6		8.5	1195.3%	-0.1	110.7	7.9	1301.7%
Adjusted EBITDA Margin	33.2%		6.3%	2693	-	33.1%	5.9%	2719
Adjusted EBITDA Margin excluding Construction Service	36.2%		6.5%	2970	-	36.2%	6.0%	3016
Net Debt to LTM Adjusted EBITDA	3.53	x	n.m.	-	-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (3)	3.53	x	n.m.	-	-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)	Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for January 2020 were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.
2)	Starting November 2019, the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.
3)	LTM Adjusted EBITDA excluding impairments of intangible assets

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	6M22 as reported		6M21 as reported	% Var as reported	IAS 29 6M22	6M22 ex IAS 29	6M21 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers) (1)(2)	28.6		12.0	138.4%		28.6	12.0	138.4%
Revenue	596.5		279.1	113.7%	3.0	593.5	274.6	116.2%
Aeronautical Revenues	272.7		89.8	203.6%	2.3	270.4	88.2	206.6%
Non-Aeronautical Revenues	323.8		189.3	71.1%	0.7	323.1	186.4	73.4%
Revenue excluding construction service	554.5		237.5	133.5%	6.2	548.4	231.7	136.7%
Operating Income / (Loss)	125.5		-54.2	-331.5%	-31.1	156.6	-34.0	-560.8%
Operating Margin	21.0%		-19.4%	4046	-	26.4%	-12.4%	3875
Net (Loss) / Income Attributable to Owners of the Parent	97.7		-78.7	-224.1%	72.8	24.8	-45.7	-154.3%
EPS (US$)	0.61		-0.49	-223.8%	0.45	0.15	-0.28	-154.2%
Adjusted EBITDA	202.2		16.0	1166.6%	2.8	199.4	14.2	1306.3%
Adjusted EBITDA Margin	33.9%		5.7%	2818	-	33.6%	5.2%	2843
Adjusted EBITDA Margin excluding Construction Service	36.3%		5.8%	3057	-	36.2%	5.8%	3046
Net Debt to LTM Adjusted EBITDA	3.53	x	n.m.	-	-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (3)	3.53	x	n.m.	-	-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1) Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for January 2020 were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

2) Starting November 2019, the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

3) LTM Adjusted EBITDA excluding impairments of intangible assets

2Q22 Operating Performance

Passenger Traffic

Total passenger traffic increased 177.0% YoY to 15.1 million reaching 75.5% of pre-pandemic levels, up from 65.5% in the previous quarter. Performance was supported by a continued recovery in travel demand following the gradual lifting of travel restrictions across all countries of operations. Notably, in 2Q22 Armenia surpassed pre-pandemic traffic levels by 5.7%, while Ecuador stood at 93.9% and Italy at 84.5%. Meanwhile, traffic in Argentina and Uruguay stood at 75.8% and 65.1% of 2Q19 levels, respectively, continuing the recovery trend. Finally, traffic in Brazil reached 76.4% of pre-pandemic levels, slightly below the 77.3% recorded in the past quarter. International traffic increased to 74.4% of pre-pandemic levels, up from the 52.4% in 1Q22, with domestic traffic reaching 78.8% of 2Q19 levels. Traffic in April, May and June improved sequentially, reaching 73.5%, 75.5% and 77.5% of traffic levels for the same months in 2019, respectively.

Passenger Traffic in Argentina increased 3.6x YoY and improved to 75.8% of pre-pandemic levels, up from the 63.6% posted in the prior quarter. International passenger traffic, which continued to benefit from the full re-opening of borders on November 1, 2021 and the lifting of travel requirements, increased 5.9x YoY in 2Q22 and reached 60.7% of 2Q19 traffic levels, up from 42.6% in 1Q22, showing a continued sequential improvement. Domestic passenger traffic, which accounted for 72% of total traffic in the quarter, increased 3.2x YoY to 83.0% of 2Q19 levels, up from 75.9% posted in 1Q22. Effective April 7, 2022, Covid tests are no longer required, and travelers must complete an affidavit form.

In Italy, passenger traffic increased 5.1x YoY and improved to 84.5% of pre-pandemic levels, up from 56.5% in 1Q22, with continued recovery at both, Florence and Pisa airports. Domestic and international traffic increased by 1.7x and 8.4x YoY, respectively, and stood at 91.7% and 82.7% of 2Q19 levels. Traffic in June benefited from the start of the summer season and from the full lifting of travel restrictions effective June 1, 2022.

In Brazil, total passenger traffic rose 62.3% YoY, reaching 76.4% of 2Q19 pre-pandemic levels, slightly below the 77.3% posted in the prior quarter. Domestic passenger traffic was up 94.7% YoY and reached nearly 90% of 2Q19 levels, while transit passengers increased 2.6% YoY to 54.8% of 2Q19 traffic. Traffic in the quarter was impacted by weaker travel demand as a result of rising fuel prices adding pressure on airfares.

In Uruguay, where traffic is largely international, passenger traffic increased 5.3x YoY, reaching 65.1% of 2Q19 levels, up from 50.3% recorded in 1Q22, reflecting an ongoing recovery after the re-opening of borders on November 1, 2021, and the gradual relaxation of travel requirements.

In Armenia, where traffic is 100% international, passenger traffic improved 56.6% YoY, exceeding pre-pandemic levels by 5.7% for the first time since the inception of the pandemic. During the quarter, the government announced the lifting of all Covid-related entry requirements for all travelers, effective May 1, 2022.

In Ecuador, total passenger traffic grew 1.1x YoY, to 93.9% of 2Q19 levels, up from the 78.9% in 1Q22. Both, domestic and international passenger traffic continued to improve reaching 91.3% and 96.9% of pre-pandemic levels, respectively. International passenger traffic remained supported by routes to Europe, the US and Panama operating at higher levels than 2019, while domestic passenger traffic was impacted by some flight cancelations in June due to protests and social unrest.

Cargo Volume

Cargo volume increased 5.6% YoY in 2Q22, to 83.3% of pre-pandemic levels of 2Q19, with strong contributions from Argentina, Brazil and Uruguay, which together accounted for more than 80% of total volume in the quarter. Notably, cargo volume in Uruguay and Italy was above 2Q19 levels, while in Argentina it was above 85% of pre-pandemic levels.

Aircraft Movements

Total aircraft movements increased 89.1% YoY in 2Q22 and reached 87.6% of 2Q19 levels, up from 73.5% in the first quarter. Above 90% of aircraft movements in the quarter came from Argentina (51%), Brazil (18%), Italy (11%) and Ecuador (11%), which reached 87.3%, 89.0%, 90.6% and 100.2% of pre-pandemic levels, respectively. Notably, aircraft movements in Armenia surpassed 2Q19 levels by 35%.

Tables with detailed passenger traffic, cargo volume and aircraft movement information for each airport can be found on page 35 of this report.

Operational Statistics: Passenger Traffic, Cargo Volume and Aircraft Movements

	2Q22	2Q21	2Q19	% Var. ('22 vs '21)	% Var. ('22 vs '19)
Domestic Passengers (in thousands)	8,795	3,256	11,159	170.1%	-21.2%
International Passengers (in thousands)	5,205	1,312	6,993	296.8%	-25.6%
Transit Passengers (in thousands)	1,101	883	1,853	24.7%	-40.6%
Total Passengers (in thousands)	15,102	5,451	20,006	177.0%	-24.5%
Cargo Volume (in thousands of tons)	87.9	83.2	105.6	5.6%	-16.7%
Total Aircraft Movements (in thousands)	181.2	95.8	206.9	89.1%	-12.4%

Passenger Traffic Breakdown				Cargo Volume			Aircraft Movements
Country	2Q22	2Q21	% Var.	2Q22	2Q21	% Var.	2Q22	2Q21	% Var.

	(thousands)			(tons)
Argentina(1)	7,670	1,669	359.5%	47,187	44,018	7.2%	92,618	42,954	115.6%
Italy	1,992	325	513.2%	3,689	3,698	-0.2%	20,335	6,914	194.1%
Brazil (2)	3,273	2,017	62.3%	14,224	16,435	-13.5%	33,486	21,843	53.3%
Uruguay (3)	325	52	529.7%	10,018	8,910	12.4%	6,255	3,160	97.9%
Ecuador (4)	1,057	504	109.7%	8,411	5,192	62.0%	20,354	11,958	70.2%
Armenia	785	501	56.6%	4,389	4,317	1.7%	8,169	4,727	72.8%
Peru (5)	-	383	-100.0%	-	662	-100.0%	-	4,269	-100.0%
TOTAL	15,102	5,451	177.0%	87,918	83,232	5.6%	181,217	95,825	89.1%

Passenger Traffic Breakdown				Cargo Volume			Aircraft Movements
Country	2Q22	2Q19	% Var.	2Q22	2Q19	% Var.	2Q22	2Q19	% Var.

	(thousands)			(tons)
Argentina(1)	7,670	10,117	-24.2%	47,187	54,786	-13.9%	92,618	106,037	-12.7%
Italy	1,992	2,359	-15.5%	3,689	3,428	7.6%	20,335	22,444	-9.4%
Brazil (2)	3,273	4,285	-23.6%	14,224	23,855	-40.4%	33,486	37,624	-11.0%
Uruguay (3)	325	499	-34.9%	10,018	7,784	28.7%	6,255	6,514	-4.0%
Ecuador (4)	1,057	1,125	-6.1%	8,411	9,837	-14.5%	20,354	20,304	0.2%
Armenia	785	742	5.7%	4,389	4,736	-7.3%	8,169	6,049	35.0%
Peru (5)	-	878	-100.0%	-	1,171	-100.0%	-	7,889	-100.0%
TOTAL	15,102	20,006	-24.5%	87,918	105,597	-16.7%	181,217	206,861	-12.4%

1)	See Note 1 in Table " Operating & Financial Highlights”

2)	Starting November 2019, the Company has reclassified its passenger traffic figures for Brasilia Airport between international and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

3)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

4)	CAAP owns 99.9% of ECOGAL, which operates and maintains the Galapagos Airport, but due to the terms of the concession agreement, ECOGAL’s results are accounted for by the equity method. However, 100% of ECOGAL’s passenger traffic and aircraft movements are included in this table.

5)	CAAP owns 50.0% of AAP and accounts for its results by the equity method. However, 100% of AAP’s passenger traffic and aircraft movements are included in this table.

Review of Consolidated Results

Results for ECOGAL, which operates the Galapagos Airport in Ecuador, are accounted for under the equity method. In December 2021, CAAP signed an agreement to transfer its 50% ownership interest in Aeropuertos Andinos del Perú S.A. to Andino Investment Holding S.A. and, consequently, stopped operating the five airports that were under concession.

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance to IFRS rule IAS 29, as detailed on Section “Hyperinflation Accounting in Argentina” on page 22.

Revenues

Consolidated Revenues increased 145.9% YoY to $332.7 million in 2Q22, or 152.0% YoY to $304.9 million, when excluding Construction Services and the impact of IAS 29, reflecting higher activity following the gradual lifting of travel restrictions. When compared to 2Q19 and also excluding IAS 29, Revenues excluding Construction Services grew by 1.3%, even with traffic at 75.5% of pre-pandemic levels, reflecting tariff increases and Commercial Revenues 24.5% above 2Q19 levels. Compared to 1Q22, revenues ex IFRIC 12 improved 24.7% sequentially, with strong performances in Italy (+105.3%), Armenia (+87.9%) and Argentina (+15.3%), reflecting higher passenger traffic following the gradual lifting of travel requirements.

The following table shows revenue performance by country. More detail on the performance of CAAP´s key countries of operations can be found on page 13.

Revenues by Segment (in US$ million)

Country	2Q22 as reported	2Q21 as reported	% Var as reported	IAS 29	2Q22 ex IAS 29	2Q21 ex IAS 29	% Var ex IAS 29
Argentina	181.4	64.5	181.2%	-2.1	183.5	63.5	189.0%
Italy	33.6	15.4	118.2%	-	33.6	15.4	118.2%
Brazil	20.5	11.5	78.4%	-	20.5	11.5	78.4%
Uruguay	23.3	11.0	112.5%	-	23.3	11.0	112.5%
Armenia	50.7	18.9	168.3%	-	50.7	18.9	168.3%
Ecuador (1)	23.0	14.0	64.9%	-	23.0	14.0	64.9%
Unallocated	0.1	0.1	179.0%	-	0.1	0.1	179.0%
Total consolidated revenue (2)	332.7	135.3	145.9%	-2.1	334.8	134.3	149.3%

1 Only includes Guayaquil Airport.

2 Excluding Construction Service revenue, ‘As reported’ revenues increase 162.0% YoY in Argentina, 222.7% in Italy, 78.4% in Brazil, 146.5% in Uruguay, 173.4% in Armenia and 64.9% in Ecuador.

Revenue Breakdown (in US$ million)

	2Q22 as reported	2Q21 as reported	% Var as reported	IAS 29	2Q22 ex IAS 29	2Q21 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	150.8	45.7	230.0%	-0.5	151.3	45.4	233.4%
Non-aeronautical Revenue	181.8	89.6	103.0%	-1.6	183.5	88.9	106.4%
Commercial revenue	152.1	76.5	98.7%	0.4	151.8	75.3	101.7%
Construction service revenue (1)	27.8	12.6	120.2%	-2.0	29.9	13.3	125.2%
Other revenue	1.8	0.4	405.8%	0.0	1.8	0.4	405.8%
Total Consolidated Revenue	332.7	135.3	145.9%	-2.1	334.8	134.3	149.3%
Total Revenue excluding Construction Service revenue (2)	304.8	122.6	148.6%	-0.1	304.9	121.0	152.0%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Revenue Breakdown (in US$ million)

	2Q22 as reported	2Q19 as reported	% Var as reported	IAS 29	2Q22 ex IAS 29	2Q19 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	150.8	185.4	-18.6%	-0.5	151.3	178.7	-15.3%
Non-aeronautical Revenue	181.8	227.2	-20.0%	-1.6	183.5	216.8	-15.4%
Commercial revenue	152.1	126.7	20.0%	0.4	151.8	121.9	24.5%
Construction service revenue (1)	27.8	99.9	-72.1%	-2.0	29.9	94.4	-68.4%
Other revenue	1.8	0.5	288.5%	-	1.8	0.5	288.5%
Total Consolidated Revenue	332.7	412.6	-19.4%	-2.1	334.8	395.5	-15.3%
Total Revenue excluding Construction Service revenue (2)	304.8	312.6	-2.5%	-0.1	304.9	301.0	1.3%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Revenues accounted for 45.3% of total revenues and increased 230.0% YoY, to $150.8 million. When compared to 2Q19, aeronautical revenues excluding IAS 29 declined 15.3% to $151.3 million, as passenger traffic has not fully recovered, partially offset by tariff increases. During the quarter and excluding IAS 29, aeronautical revenue declined 14.3%, or $13.5 million, in Argentina, 19.1%, or $5.1 million, in Italy, and 29.7%, or $4.3 million, in Uruguay, compared to the same quarter of 2019. Moreover, aeronautical revenues declined 36.3%, or $4.7 million in Brazil, and 5.7%, or $1.0 million in Ecuador, while Armenia reported a 10.5% increase from pre-pandemic levels of 2Q19.

Non-Aeronautical Revenues accounted for 54.7% of total revenues and increased 103.0% YoY, to $181.8 million. When compared to 2Q19 and excluding the impact of IAS 29, non-aeronautical revenues declined 15.4%, or $33.3 million, to $183.5 million, driven by a decline of 68.4%, or $64.6 million, in Construction Service Revenue, mainly as a result of lower capex in Argentina. Notably, this was partially offset by an increase of 24.5%, or $29.9 million, in Commercial Revenues, principally driven by higher Cargo and Duty free revenues in Argentina, as well as higher Fueling services in Armenia.

Excluding both Construction Service Revenue and the impact of IAS 29, non-aeronautical revenues increased 25.5% against 2Q19, to $153.6 million.

Operating Costs and Expenses

During 2Q22, Operating Costs and Expenses, excluding Construction Service Cost, increased 57.5% YoY to $236.7 million, mainly driven by higher Concession fees and Salaries and Social Security Contributions, in line with higher activity, along with higher Cost of fuel in Armenia. When compared to 2Q19, Operating Costs and Expenses, excluding Construction Service Cost and IAS 29, increased 0.7% to $219.6 million, mainly due to higher Cost of fuel in Armenia tied to higher fuel sales and, to a lesser extent, higher Salaries and social security contributions, which were impacted by higher inflation rates than currency depreciation, in Argentina. On a comparable basis, excluding Cost of fuel, Operating Costs and Expenses excluding Construction Service Cost and IAS 29, would have declined 7.3% against pre-pandemic levels.

Cost of Services increased 71.0% YoY, to $234.9 million reflecting increased traffic and cargo activity. When compared to 2Q19 and excluding IAS29, Cost of Services declined 20.1%, to $220.4 million, mainly as a result of the following declines:

▪	68.5%, or $64.3 million, in Construction Service Cost, reflecting lower capex,

▪	14.4%, or $4.4 million, in Maintenance Expenses, mainly driven by the renegotiation of supplier agreements to adapt services to lower activity, coupled with FX depreciation against the US dollar, and

▪	16.3%, or $3.9 million, in Amortization and depreciation.

This was partially offset by an increase of 162.8%, or $16.8 million, in Cost of fuel, primarily in Armenia.

Excluding Construction Service cost, Cost of Services increased 65.4% YoY, to $207.4 million. On a comparable basis against 2Q19 and excluding the impact of IAS29, Cost of Services increased 4.8%, or $8.7 million, to $190.9 million, mainly as a result of the aforementioned increase in Cost of fuel.

Selling, General and Administrative Expenses (“SG&A”) increased 22.2% YoY, to $28.6 million in 2Q22 on an ‘As reported’ basis. When compared to 2Q19 and excluding the impact of IAS 29, SG&A declined 21.8%, to $28.0 million, mainly as a result of a $10.1 million bad debt recovery in 2Q22 related to outstanding amounts owed by a national carrier, in Argentina.

Other Operating Expenses were $0.7 million in 2Q22, down 51.2% from $1.5 million recorded in 2Q21 and relatively in line with $0.1 million posted in 2Q19.

Costs and Expenses (in US$ million)

	2Q22 as reported	2Q21 as reported	% Var as reported	IAS 29	2Q22 ex IAS 29	2Q21 ex IAS 29	% Var ex IAS 29
Cost of Services	234.9	137.4	71.0%	14.5	220.4	125.8	75.2%
Salaries and social security contributions	54.1	33.4	61.9%	-0.3	54.4	33.1	64.3%
Concession fees	39.4	20.7	89.9%	-0.1	39.5	20.5	92.4%
Construction service cost	27.5	12.1	128.3%	-2.0	29.5	12.7	133.1%
Maintenance expenses	26.3	19.1	37.8%	-0.1	26.3	18.8	40.1%
Amortization and depreciation	36.9	33.8	9.2%	17.0	19.9	22.4	-11.4%
Other	50.7	18.3	176.7%	0.0	50.8	18.3	178.3%
Cost of Services Excluding Construction Service cost	207.4	125.3	65.4%	16.5	190.9	113.1	68.8%
Selling, general and administrative expenses	28.6	23.4	22.2%	0.7	28.0	23.2	20.6%
Other expenses	0.7	1.6	-53.2%	0.0	0.7	1.6	-52.2%
Total Costs and Expenses	264.3	162.4	62.7%	15.1	249.2	150.5	65.5%
Total Costs and Expenses Excluding Construction Service cost	236.7	150.3	57.5%	17.1	219.6	137.9	59.3%

Costs and Expenses (in US$ million)

	2Q22 as reported	2Q19 as reported	% Var as reported	IAS 29	2Q22 ex IAS 29	2Q19 ex IAS 29	% Var ex IAS 29
Cost of Services	234.9	303.1	-22.5%	14.5	220.4	275.9	-20.1%
Salaries and social security contributions	54.1	51.0	6.1%	-0.3	54.4	49.3	10.2%
Concession fees	39.4	41.0	-3.9%	-0.1	39.5	39.3	0.6%
Construction service cost	27.5	99.3	-72.3%	-2.0	29.5	93.8	-68.5%
Maintenance expenses	26.3	33.0	-20.4%	-0.1	26.3	30.8	-14.4%
Amortization and depreciation	36.9	39.8	-7.4%	17.0	19.9	23.7	-16.3%
Other	50.7	38.9	30.3%	0.0	50.8	39.0	30.3%
Cost of Services Excluding Construction Service cost	207.4	203.7	1.8%	16.5	190.9	182.1	4.8%
Selling, general and administrative expenses	28.6	37.2	-22.9%	0.7	28.0	35.8	-21.8%
Other expenses	0.7	0.1	414.5%	0.0	0.7	0.1	520.8%
Total Costs and Expenses	264.3	340.4	-22.4%	15.1	249.2	311.8	-20.1%
Total Costs and Expenses Excluding Construction Service cost	236.7	241.0	-1.8%	17.1	219.6	218.0	0.7%

Adjusted EBITDA and Adjusted EBITDA excluding Construction Service

During 2Q22, CAAP reported Adjusted EBITDA of $110.6 million, up from an Adjusted EBITDA of $8.5 million in the year-ago period, and 6.7% lower than the $118.6 million reported in 2Q19. All countries of operations reported positive Adjusted EBITDA in the quarter. Adjusted EBITDA margin ex-IFRIC12, expanded to 36.2% from 6.5% in 2Q21 and was 1.5 percentage points below the 37.7% reported in 2Q19. Adjusted EBITDA included the recognition of $14.9 million related to outstanding amounts owed by a national carrier, in Argentina.

Excluding the impact from IAS 29, Adjusted EBITDA was $110.7 million, increasing from $7.9 million in the year ago period, but below the $113.2 million reported in 2Q19. The Adjusted EBITDA margin excluding construction service expanded to 36.2%, from 6.0% in 2Q21 and was down 1.2 percentage points from 37.4% in 2Q19. To note, 2Q19 Adjusted EBITDA included a $2.2 million one-time gain from the positive outcome of a claim against the Ministry of Transport, regarding the Fire Brigade Protection Fund dispute, in Italy.

Adjusted EBITDA by Segment (in US$ million)

	2Q22 as reported	2Q21 as reported	% Var as reported	IAS 29	2Q22 ex IAS 29	2Q21 ex IAS 29	% Var ex IAS 29
Argentina	74.0	8.9	734.1%	-0.1	74.1	8.2	800.4%
Italy	5.6	-4.4	226.9%	-	5.6	-4.4	226.9%
Brazil	1.9	-7.0	127.5%	-	1.9	-7.0	127.5%
Uruguay	7.6	0.7	1047.3%	-	7.6	0.7	1047.3%
Armenia	16.3	9.3	75.0%	-	16.3	9.3	75.0%
Ecuador	7.3	3.2	129.6%	-	7.3	3.2	129.6%
Unallocated	-2.2	-2.1	3.6%	-	-2.2	-2.1	3.6%
Total segment EBITDA	110.6	8.5	1195.3%	-0.1	110.7	7.9	1301.7%

	2Q22 as reported	2Q19 as reported	% Var as reported	IAS 29	2Q22 ex IAS 29	2Q19 ex IAS 29	% Var ex IAS 29
Argentina	74.0	72.3	2.2%	-0.1	74.1	67.0	10.6%
Italy	5.6	13.9	-59.8%	-	5.6	13.9	-59.8%
Brazil	1.9	3.0	-36.8%	-	1.9	3.0	-36.8%
Uruguay	7.6	12.1	-37.4%	-	7.6	12.1	-37.4%
Armenia	16.3	12.1	34.8%	-	16.3	12.1	34.8%
Ecuador	7.3	6.5	13.2%	-	7.3	6.5	13.2%
Unallocated	-2.2	-1.5	47.8%	-	-2.2	-1.5	47.8%
Total segment EBITDA	110.6	118.6	-6.7%	-0.1	110.7	113.2	-2.2%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	2Q22 as reported	2Q21 as reported	% Var as reported	IAS 29	2Q22 ex IAS 29	2Q21 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	71.6	-54.7	-231.0%	38.8	32.8	1.6	1906.9%
Financial Income	-25.8	-8.8	191.9%	22.2	-47.9	-8.7	452.3%
Financial Loss	44.8	15.3	193.6%	-131.7	176.5	74.0	138.7%
Inflation adjustment	-5.1	-1.2	313.8%	-3.8	-1.4	-0.2	684.4%
Income Tax Expense	-13.8	22.1	-162.3%	57.2	-71.0	-83.3	-14.8%
Amortization and Depreciation	38.8	35.9	8.1%	17.1	21.6	24.4	-11.3%
Adjusted EBITDA	110.6	8.5	1195.3%	-0.1	110.7	7.9	1301.7%
Adjusted EBITDA Margin	33.2%	6.3%	2693	-	33.1%	5.9%	2719
Adjusted EBITDA Margin excluding Construction Service	36.2%	6.5%	2971	-	36.2%	6.0%	3016

Financial Income and Loss

CAAP reported a Net financial loss of $14.0 million in 2Q22 compared to a loss of $5.2 million in 2Q21. Had IAS 29 not been applied, and compared to 2Q19, Net financial loss would have increased 338.5%, or $98.2 million, to $127.3 million, mainly driven by lower Foreign exchange net results, higher net interest expenses resulting from higher outstanding debt, as well as higher Changes in liability for concessions in Brazil, and higher interests related to the redemption of preferred shares, in Argentina.

	2Q22 as reported	2Q21 as reported	% Var as reported	IAS 29	2Q22 ex IAS 29	2Q21 ex IAS 29	% Var ex IAS 29
Financial Income	25.8	8.8	191.9%	-22.2	47.9	8.7	452.3%
Interest income	14.3	5.6	155.7%	0.3	14.0	5.5	155.9%
Foreign exchange income	7.1	0.5	1391.8%	-22.2	29.3	0.5	5851.1%
Other	4.3	2.8	56.9%	-0.3	4.7	2.7	70.6%
Inflation adjustment	5.1	1.2	313.8%	3.8	1.4	0.2	684.4%
Inflation adjustment	5.1	1.2	313.8%	3.8	1.4	0.2	684.4%
Financial Loss	-44.8	-15.3	193.6%	131.7	-176.5	-74.0	138.7%
Interest Expenses	-49.1	-30.3	62.2%	-0.1	-49.0	-29.9	64.2%
Foreign exchange transaction expenses	40.2	39.5	1.7%	131.8	-91.6	-19.6	366.5%
Changes in liability for concessions	-33.0	-22.2	48.9%	-	-33.0	-22.2	48.9%
Other expenses	-2.9	-2.3	25.3%	-0	-2.9	-2.3	25.1%
Financial Loss, Net	-14.0	-5.2	168.1%	113.3	-127.3	-65.1	95.4%

See “Use of Non-IFRS Financial Measures” on page 22.

Income Tax Expense

During 2Q22, the Company reported an income tax benefit of $13.8 million versus an expense of $22.1 million in 2Q21. Excluding the impact of IAS 29, CAAP reported an income tax benefit of $71.0 million compared to income tax benefits of $83.3 million in the year ago quarter and an expense of $12.1 million in 2Q19. Income tax benefit during the quarter was mainly related to the inflation adjustment on certain deferred tax assets, in Argentina.

Net Income and Net Income Attributable to Owners of the Parent

During 2Q22, CAAP reported a Net Income of $71.6 million compared to a Net Loss of $55.4 million in 2Q21, mainly explained by: (i) operating income of $72.1 million in 2Q22 versus a loss of $27.2 million in 2Q21, and (ii) an income tax benefit of $13.8 million versus an expense of $22.1 million in 2Q21, partially offset by (iii) higher net financial losses.

During 2Q22, the Company reported a Net Income Attributed to Owners of the Parent of $69.9 million and earnings per common share of $0.43, compared with a Net Loss Attributable to Owners of the Parent of $34.0 million in 2Q21 equivalent to a loss per common share of $0.21. Net Income Attributed to Owners of the Parent was 42.2% higher than the $49.1 million, equivalent to earnings per common share of $0.31, reported in 2Q19.

Consolidated Financial Position

As of June 30, 2022, cash and cash equivalents amounted to $334.9 million, decreasing 30.0% and 10.9% from the $478.5 million and $375.8 million reported as of March 31, 2022, and December 31, 2021, respectively. Total liquidity position at June 30, 2022, which included cash and cash equivalents as well as other financial assets, totaled $448.3 million, compared with $646.0 million and $451.1 million as March 31, 2022, and December 31, 2021, respectively.

Total Debt at the close of the second quarter increased 5.6%, or $80.0 million, to $1,519.6 million, from $1,439.6 million as of December 31, 2021. An amount of $1,039.3 million, or 68.4% of total debt is denominated in U.S. dollars, while $228.5 million, or 15.0%, is denominated in Euros, $231.3 million, or 15.2%, is in Brazilian Reals, and $20.5 million, or 1.3%, is in Argentine Pesos.

The Net Debt to LTM Adjusted EBITDA (excluding impairment of intangible assets) ratio stood at 3.53x as of June 2022, down from 7.11x and 5.08x as of December 2021 and March 2022, respectively, reflecting Adjusted EBITDA growth, supported by traffic recovery and tight cost control measures. As of June 30, 2022, all of CAAP’s subsidiaries were in compliance with their covenants.

Consolidated Debt Indicators (in US$ million)

	As of Jun 30, 2022		As of Dec 31, 2021
Leverage
Total Debt / LTM Adjusted EBITDA (Times)[1,3]	4.53	x	9.64	x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,4]	3.53	x	7.12	x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,5]	3.53	x	7.11	x
Total Debt	1,519.6		1,439.6
Short-Term Debt	216.8		421.3
Long-Term Debt	1,302.7		1,018.3
Cash & Cash Equivalents	334.9		375.8
Total Net Debt[3]	1,184.7		1,063.8

1 The Total Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

4 LTM Adjusted EBITDA as of June 30, 2022 was $335.5 million.

5 LTM Adjusted EBITDA excluding impairment of intangible assets as of June 30, 2022 was $335.8 million.

Total Debt by Segment (in US$ million)
	As of Jun 30, 2022	As of Dec 31, 2021
Argentina	745.9	625.3
Italy (1)	208.5	232.4
Brazil (2)	231.3	221.8
Uruguay (3)	273.1	274.1
Armenia	40.8	63.1
Ecuador	20.0	22.9
Total	1519.6	1,439.6

1 Of which approximately $147.0 million remain at Toscana Aeroporti level.

2 Of which approximately $214.7 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

3 Of which approximately $247.0 million remain at ACI Airport Sudamérica SAU.

Maturity of borrowings:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Debt service (1)	320.4	239.0	611.1	984.7	2,155.2

1 The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Maturity of borrowings - Breakdown by segment (in USD) as of June 30, 2022:

Segment		Currency	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Argentina	Principal	USD	97.3	66.2	165.4	411.4	740.3
	Interest	USD	48.2	44.1	113.5	73.4	279.2
	Principal	ARS	4.8	9.5	4.9	-	19.2
	Interest	ARS	11.2	6.6	1.1	-	18.9
Italy	Principal	EUR	61.4	25.2	120.9	1.5	209.0
	Interest	EUR	4.6	4.4	3.0	0.0	12.0
Brazil	Principal	R$	15.4	13.5	47.8	153.7	230.4
	Interest	R$	19.5	18.4	47.3	48.2	133.3
Uruguay	Principal	USD	5.4	6.9	46.5	226.6	285.5
	Interest	USD	18.8	18.6	52.3	69.8	159.5
Armenia	Principal	USD	12.3	9.2	-	-	21.5
	Interest	USD	1.6	0.5	-	-	2.1
	Principal	EUR	11.8	8.8	-	-	20.6
	Interest	EUR	1.1	0.4	-	-	1.4
Ecuador	Principal	USD	5.8	6.0	7.9	-	19.7
	Interest	USD	1.1	0.8	0.5	-	2.4
Total			320.4	239.0	611.1	984.7	2,155.2

Cash by Segment (in US$ million)
	As of Jun 30, 2022	As of Dec 31, 2021
Argentina	159.3	158.9
Italy (1)	50.6	66.3
Brazil (2)	12.9	13.4
Uruguay	29.5	22.0
Armenia	18.2	44.7
Ecuador	5.8	10.8
Intermediate holding Companies	58.8	59.7
Total	334.9	375.8

1 Of which approximately $44.9 million remain at Toscana Aeroporti level.

2 Of which approximately $9.7 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

CAPEX

During 2Q22, CAAP made capital expenditures of $34.0 million on an ‘As reported’ basis, a 94.4% YoY increase from $17.5 million in 2Q21 and 69.9% lower than pre-pandemic levels of 2Q19. Around 75% of total CAPEX was allocated to Argentina and 14% to Uruguay.

Review of Segment Results

Argentina

Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for the Company’s Argentinean subsidiaries, in accordance with IAS 29, as explained above. The following table presents the impact from Hyperinflation accounting under the column ‘IAS 29’, while the columns indicated with “ex IAS 29” present results calculated without the impact from Hyperinflation accounting. The impact of IAS 29 is presented only for AA2000, the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA of the Argentina segment in 2Q22.

	2Q22 as reported	2Q21 as reported	% Var as reported	IAS 29	2Q22 ex IAS 29	2Q21 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	5.5	1.3	317.2%		5.5	1.3	317.2%
International Passengers (in millions) (1)	1.9	0.3	589.5%		1.9	0.3	589.5%
Transit Passengers (in millions) (1)	0.3	0.1	244.6%		0.3	0.1	244.6%
Total Passengers (in millions) (1)	7.7	1.7	359.5%		7.7	1.7	359.5%
Cargo Volume (in thousands of tons)	47.2	44.0	7.2%		47.2	44.0	7.2%
Total Aircraft Movements (in thousands)	92.6	43.0	115.6%		92.6	43.0	115.6%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	80.6	14.4	457.5%	-0.5	81.0	14.1	473.4%
Non-aeronautical revenue	100.8	50.0	101.7%	-1.6	102.5	49.3	107.9%
Commercial revenue	76.2	45.4	67.9%	0.4	75.8	44.1	72.0%
Construction service revenue	24.6	4.7	428.3%	-2.0	26.6	5.3	405.3%
Total Revenue	181.4	64.5	181.2%	-2.1	183.5	63.5	189.0%
Total Revenue Excluding IFRIC12(2)	156.7	59.8	162.0%	-0.1	156.9	58.2	169.5%
Cost of Services	125.5	67.2	86.7%	14.5	111.0	55.6	99.6%
Selling, general and administrative expenses	8.0	8.4	-5.2%	0.7	7.3	8.2	-10.5%
Other expenses	0.2	0.2	3.0%	0.0	0.2	0.2	11.1%
Total Costs and Expenses	133.7	75.9	76.2%	15.1	118.6	64.0	85.2%
Total Costs and Expenses Excluding IFRIC12(3)	109.2	71.3	53.2%	17.1	92.0	58.8	56.5%
Adjusted Segment EBITDA	74.0	8.9	734.1%	-0.1	74.1	8.2	800.4%
Adjusted Segment EBITDA Mg	40.8%	13.8%	2,703	-	40.4%	13.0%	2,742
Adjusted EBITDA Margin excluding IFRIC 12(4)	47.2%	14.8%	3,238	-	47.2%	14.1%	3,311
Capex	25.1	4.6	450.6%	-0.5	25.5	5.3	384.2%

1)	See Note 1 in Table "Operating & Financial Highlights”

2)	Excludes Construction Service revenue.

3)	Excludes Construction Service cost.

4)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

	6M22 as reported	6M21 as reported	% Var as reported	IAS 29	6M22 ex IAS 29	6M21 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	10.7	3.5	203.6%		10.7	3.5	203.6%
International Passengers (in millions) (1)	3.6	0.7	383.3%		3.6	0.7	383.3%
Transit Passengers (in millions) (1)	0.5	0.2	138.5%		0.5	0.2	138.5%
Total Passengers (in millions) (1)	14.7	4.5	230.4%		14.7	4.5	230.4%
Cargo Volume (in thousands of tons)	90.3	80.2	12.6%		90.3	80.2	12.6%
Total Aircraft Movements (in thousands)	174.7	92.9	88.2%		174.7	92.9	88.2%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	147.3	35.1	319.3%	2.3	145.0	33.5	332.6%
Non-aeronautical revenue	187.0	119.6	56.3%	0.7	186.3	116.7	59.7%
Commercial revenue	150.7	90.4	66.6%	3.8	146.8	86.3	70.2%
Construction service revenue	36.3	29.2	24.6%	-3.1	39.5	30.4	29.8%
Total Revenue	334.3	154.7	116.0%	3.0	331.3	150.2	120.6%
Total Revenue Excluding IFRIC12(2)	298.0	125.6	137.3%	6.2	291.8	119.8	143.6%
Cost of Services	226.6	149.5	51.5%	32.9	193.7	125.6	54.2%
Selling, general and administrative expenses	21.0	14.9	41.2%	1.4	19.7	14.1	39.3%
Other expenses	0.6	8.9	-93.3%	0.0	0.6	8.7	-93.1%
Total Costs and Expenses	248.2	173.3	43.2%	34.2	214.0	148.4	44.2%
Total Costs and Expenses Excluding IFRIC12(3)	212.0	144.2	47.0%	37.3	174.7	118.1	47.9%
Adjusted Segment EBITDA	138.2	20.2	583.6%	2.8	135.4	18.4	634.6%
Adjusted Segment EBITDA Mg	41.3%	13.1%	2,827	-	40.9%	12.3%	2,859
Adjusted EBITDA Margin excluding IFRIC 12(4)	46.3%	16.1%	3,026	-	46.3%	15.3%	3,101
Capex	36.3	29.2	24.6%	-1.8	38.2	30.4	25.5%

Passenger Traffic increased 3.6x YoY and improved to 75.8% of pre-pandemic levels, up from the 63.6% posted in the prior quarter. International passenger traffic, which continued to benefit from the full re-opening of borders on November 1, 2021 and the lifting of travel requirements, increased 5.9x YoY in 2Q22 and reached 60.7% of 2Q19 traffic levels, up from 42.6% in 1Q22, showing a continued sequential improvement. Domestic passenger traffic, which accounted for 72% of total traffic in the quarter, increased 3.2x YoY to 83.0% of 2Q19 levels, up from 75.9% posted in 1Q22. Effective April 7, 2022, Covid tests are no longer required, and travelers must complete an affidavit form.

Revenues increased 181.2% YoY to $181.4 million in 2Q22 on an ‘As reported’ basis or 189.0% to $183.5 million when excluding the impact of rule IAS29, primarily due to a 473.4% increase in Aeronautical revenues as well as a 72.0% increase in Commercial revenues, reflecting higher year-over-year activity and easier passenger traffic comparisons, as 2Q21 was still heavily impacted by the Covid-19 pandemic. In addition, Construction service revenue increased 405.3% YoY as a result of higher Capex in the quarter. When compared to 2Q19 and excluding both Construction Service and the impact of IAS 29, revenues grew by 0.2%, or $0.3 million to $156.9 million, mainly driven by a 22.4% increase in Commercial revenues, which was almost fully offset by a 14.3% decline in Aeronautical revenues.

•	Aeronautical Revenues ex-IAS29 declined 14.3% against 2Q19, or $13.5 million, primarily reflecting the decline in passenger traffic as a result of the Covid-19 pandemic, partially offset by a higher international passenger fee introduced on March 15, 2021.

•	Commercial Revenues ex-IAS29 increased 22.4% compared to 2Q19, or $13.9 million, mainly driven by an increase of 14.8%, or $5.2 million in Cargo revenues, primarily reflecting 10% tariff increases on import activities applied in January and October 2020, along with a further 5% tariff increase in April 2022. Duty free and parking related revenues also supported the performance, growing 51.5% and 31.7%, respectively, against pre-pandemic levels.

Total Costs and Expenses increased 76.2% YoY to $133.7 million in 2Q22 on an ‘As reported’ basis, mainly reflecting increases of 86.7% in Cost of Services, in line with higher year-over-year activity, partially offset by a decline of 5.2% in SG&A. Excluding Construction Service and the impact of IAS 29, Total Cost and Expenses increased 56.5% YoY, due to the rise in operating costs following traffic recovery from the minimum levels posted in the same period of last year. When compared to 2Q19, however, Total Cost and Expenses excluding the impact of rule IAS 29 and Construction Services declined 10.0%, or $10.2 million, primarily due to lower SG&A coupled with a reduction in Cost of Services.

•	Cost of Services ex-IAS29 and excluding Construction Service Costs would have declined 2.9% compared to 2Q19, or $2.6 million, driven mainly by the following declines:

•	25%, or $6.3 million, in Maintenance expenses due to the renegotiation of agreements with suppliers to adapt services to lower activity, coupled with lower maintenance of infrastructure and the depreciation of the local currency against the US dollar,

•	7%, or $1.7 million, in Concession Fees,

•	41%, or $1.6 million, in Office Expenses, due to a decrease in mobility and office expenses along with lower overall expenses, and

•	21%, or $1.0 million, in Services and Fees, mainly driven by suspension of all non-essential services due to the Covid-19 pandemic.

The above was partially offset by a 23% increase, or $5.5 million, in Salaries and social security contributions, mainly as a result of inflation rates significantly above currency depreciation.

•	SG&A ex-IAS29 decreased by 50.7% against 2Q19, or $7.5 million, to $7.3 million in 2Q22, mainly due to a bad debt recovery of $10.1 million related to outstanding amounts owed by a national carrier.

Adjusted Segment EBITDA, which included the accounting of $14.9 million related to outstanding amounts owed by a national carrier, increased 7.3x YoY to $74.0 million in 2Q22 on an ‘As reported basis’. When excluding the impact of IAS 29, Adjusted Segment EBITDA was $74.1 million with Adjusted EBITDA margin EX-IFRIC12 of 47.2% in the quarter, compared to 14.1% in 2Q21. Compared to pre-pandemic levels of 2Q19, Adjusted EBITDA excluding IAS 29 increased 10.6%, or $7.1 million from $67.0 million, while Adjusted EBITDA margin EX-IFRIC12 expanded 4.5 percentage points from 42.7%.

During 2Q22, CAAP made Capital Expenditures ex-IAS29 of $25.1 million, compared to $5.3 million in 2Q21 and $86.8 million in 2Q19, mainly related to expansion works at Aeroparque and Ezeiza airports, as well as initial runway works in Posadas and Santa Rosa airports.

Italy

	2Q22	2Q21	% Var.	6M22	6M21	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.4	0.2	173.8%	0.7	0.2	252.3%
International Passengers (in millions)	1.6	0.2	837.7%	2.1	0.2	959.7%
Transit Passengers (in millions)	0.0	0.0	692.2%	0.0	0.0	1033.3%
Total Passengers (in millions)	2.0	0.3	513.2%	2.8	0.4	600.3%
Cargo Volume (in thousands of tons)	3.7	3.7	-0.2%	7.6	7.1	7.0%
Total Aircraft Movements (in thousands)	20.3	6.9	194.1%	30.4	9.1	234.5%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	21.5	5.7	277.0%	31.4	7.7	306.6%
Non-aeronautical revenue	12.1	9.7	24.6%	19.2	15.9	20.6%
Commercial revenue	8.4	3.8	122.2%	13.5	6.7	102.4%
Construction service revenue	1.8	5.6	-66.8%	3.3	8.7	-61.5%
Other revenue	1.8	0.4	415.3%	2.4	0.6	314.9%
Total Revenue	33.6	15.4	118.2%	50.5	23.6	114.2%
Total Revenue Excluding IFRIC12(1)	31.7	9.8	222.7%	47.2	14.9	216.0%
Cost of Services	26.2	20.4	28.7%	46.2	36.5	26.7%
Selling, general and administrative expenses	4.1	3.2	27.2%	7.3	6.1	19.7%
Other Expenses	0.0	0.1	-92.4%	0.0	0.1	-92.4%
Total Costs and Expenses	30.3	23.7	28.1%	53.5	42.7	25.5%
Total Costs and Expenses Excluding IFRIC12(2)	28.7	18.7	53.9%	50.8	35.0	45.3%
Adjusted Segment EBITDA	5.6	-4.4	226.9%	2.4	-12.1	119.6%
Adjusted Segment EBITDA Mg	16.6%	-28.6%	4521	4.7%	-51.1%	5578
Adjusted EBITDA Margin excluding IFRIC 12(3)	16.8%	-50.3%	6710	3.7%	-87.2%	9087
Capex	1.9	9.0	-78.8%	4.0	12.2	-68.0%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Italy increased 5.1x YoY and improved to 84.5% of pre-pandemic levels, up from 56.5% in 1Q22, with continued recovery at both, Florence and Pisa airports. Domestic and international traffic increased by 1.7x and 8.4x YoY, respectively, and stood at 91.7% and 82.7% of 2Q19 levels. Traffic in June benefited from the start of the summer season and from the full lifting of travel restrictions effective June 1, 2022.

Revenues increased 118.2% YoY to $33.6 million in 2Q22, mainly driven by higher Aeronautical revenues, reflecting greater year-over-year activity and easier comparisons against 2Q21, which was significantly impacted by the Covid-19 pandemic. Commercial revenues grew 122.2% YoY, mainly driven by passenger-related services such as Parking facilities, Duty free shops, VIP lounges, and F&B services, following the strong year-over-year traffic recovery. When compared to 2Q19, revenues excluding Construction service declined 13.9%, or $5.1 million, to $31.7 million, principally due to lower passenger traffic impacted by the Covid-19 pandemic.

•	Aeronautical Revenues dropped 19.1% versus 2Q19, or $5.1 million, as a result of lower passenger traffic, partially offset by increases in passenger fees at Florence airport in November 2019 and February 2020, and at both Florence and Pisa airports in February 2021. In addition, passenger with reduced mobility fees (PRM) at Florence airport increased in March 2020 and at Pisa airport in February 2020, and again at both airports in February 2021.

•	Commercial Revenues declined 15.0% versus 2Q19, or $1.5 million, mainly due to reductions in Parking Facilities, Retail stores, VIP Lounges, and F&B services, partially offset by higher Duty free-related revenues.

Total Costs and Expenses increased 28.1% YoY, or $6.7 million, in 2Q22 driven by higher Cost of Services and slightly higher SG&A expenses. Excluding Construction Service, Total Cost and Expenses rose 53.9% YoY to $28.7 million, due to an increase in operating costs following higher airport activity when compared to 2Q21. Compared to the same quarter of 2019, Total Cost and Expenses increased 7.2%, or 8.3% when excluding Construction Services.

•	Cost of Services excluding Construction service increased 6.6%, or $1.5 million, against 2Q19 on a comparable basis, mainly due to the following increases:

•	$2.0 million in Concession Fees, which in 2Q19 included a one-time benefit of $2.2 million, reflecting the positive outcome of a claim against the Ministry of Transport regarding the Fire Brigade Protection Fund dispute, and

•	$0.7 million, in Provision for risks and repair.

The above was partially offset by lower Salaries and Social Contribution expenses and, to a lesser extent, lower Services and fees.

•	SG&A increased 20.1% to $4.1 million against 2Q19 mainly reflecting higher Services and Fees, partially offset by lower Salaries and Social Contribution expenses.

Adjusted Segment EBITDA improved to $5.5 million from negative $4.4 million in 2Q21, supported by traffic growth and cost reductions, but contracted from the $13.9 million posted in 2Q19.

During 2Q22, CAAP made Capital Expenditures of $1.9 million, compared to $9.0 million in 2Q21 and $4.7 million in 2Q19.

Brazil

	2Q22	2Q21	% Var.	6M22	6M21	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	2.3	1.2	94.7%	4.9	2.8	72.2%
International Passengers (in millions) (1)	0.1	0.0	768.9%	0.2	0.0	677.1%
Transit Passengers (in millions) (1)	0.8	0.8	2.6%	2.1	1.8	13.7%
Total Passengers (in millions) (1)	3.3	2.0	62.3%	7.1	4.7	52.3%
Cargo Volume (in thousands of tons)	14.2	16.4	-13.5%	28.2	30.1	-6.5%
Total Aircraft Movements (in thousands)	33.5	21.8	53.3%	67.2	48.1	39.6%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	8.2	4.0	104.0%	16.3	8.9	83.9%
Non-aeronautical revenue	12.4	7.5	64.8%	25.0	15.2	64.9%
Commercial revenue	12.4	7.5	64.8%	25.0	15.2	64.9%
Total Revenue	20.5	11.5	78.4%	41.3	24.0	71.9%
Cost of Services	18.6	14.5	28.5%	34.6	28.9	19.7%
Selling, general and administrative expenses	2.6	2.7	-1.4%	6.6	5.2	26.3%
Other expenses	0.1	1.1	-93.9%	0.4	1.5	-74.3%
Total Costs and Expenses	21.3	18.2	17.0%	41.5	35.5	16.8%
Adjusted Segment EBITDA	1.9	-7.0	127.5%	5.3	-9.4	156.2%
Adjusted Segment EBITDA Mg	9.4%	-61.0%	7033	12.8%	-39.2%	5200
Capex	0.5	0.3	57.6%	0.9	0.7	34.9%

Note: This segment does not include the effects of IFRIC 12 with respect to the construction or improvements to assets under the concession.

1)	Preliminary data on 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Passenger Traffic grew 62.3% YoY, reaching 76.4% of 2Q19 pre-pandemic levels, slightly below the 77.3% posted in the prior quarter. Domestic passenger traffic was up 94.7% YoY and reached nearly 90% of 2Q19 levels, while transit passengers increased 2.6% YoY to 54.8% of 2Q19 traffic. Traffic in the quarter was impacted by weaker travel demand as a result of rising fuel prices adding pressure on airfares.

Revenues increased 78.4% YoY to $20.5 million in 2Q22 due to higher aeronautical and commercial revenues reflecting higher year-over-year activity as 2Q21 was impacted by the Covid-19 pandemic. When compared to 2Q19, revenues declined 27.8%, or $7.9 million, mainly reflecting lower aeronautical and commercial activities resulting from the drop in passenger traffic, and to a lesser extent, the 25.6% average depreciation of the Brazilian real against the US dollar since 2Q19.

•	Aeronautical Revenues declined 36.3% vs 2Q19, or $4.7 million, driven by lower passenger traffic, coupled with the depreciation of the Brazilian Real.

•	Commercial Revenues declined 20.7% against 2Q19, or $3.2 million, also impacted by lower passenger traffic and currency depreciation. Lower passenger-related services such as Retail, Duty free and F&B, combined with lower Cargo revenues, drove the results. The Revenue decline was also driven by lower Rental revenues reflecting discounts granted and closure of operations of certain tenants, together with lower Fuel revenues, in line with the reduction in aircraft movements.

Total Costs and Expenses increased 17.0% YoY to $21.3 million but declined 24.8% against pre-pandemic levels of 2Q19.

•	Cost of Services declined 23.6% vs. 2Q19, or $5.7 million, benefiting from cost reduction initiatives taken to mitigate the impact of the Covid-19 pandemic, coupled with the 25.6% average depreciation of the Brazilian Real since 2Q19. The drop was mainly driven by declines in:

•	Sales taxes, reflecting the reduction in revenues in the quarter,

•	Salaries and social contributions due to reductions in the workforce, salary reductions, and a furlough scheme in place since 2Q20, together with local currency depreciation, and

•	Services and Fees mainly due to the renegotiation of contracts related to security and Aviation Security Protection together with lower utilities expenses, coupled with local currency depreciation.

•	SG&A declined 1.4% YoY, to $2.6 million on an ‘As reported’ basis, and declined 40.3% when compared to 2Q19.

Adjusted Segment EBITDA improved to $1.9 million compared to negative $7.0 million in the year ago period, supported by traffic growth and tight cost control. Compared to 2Q19, Adjusted EBITDA decreased by 36.8% with Adjusted EBITDA margin contracting 1.3 percentage points to 9.4%.

During 2Q22, CAAP made Capital Expenditures for $0.5 million, compared with $0.3 million in 2Q21 and $0.8 million in 2Q19.

Uruguay

	2Q22	2Q21	% Var.	6M22	6M21	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.0	0.0	37.3%	0.0	0.0	149.1%
International Passengers (in millions)	0.3	0.1	528.9%	0.6	0.1	573.3%
Transit Passengers (in millions)	0.0	0.0	2562.7%	0.0	0.0	1612.9%
Total Passengers (in millions)	0.3	0.1	529.7%	0.6	0.1	573.7%
Cargo Volume (in thousands of tons) (1)	10.0	8.9	12.4%	17.0	15.1	12.8%
Total Aircraft Movements (in thousands)	6.3	3.2	97.9%	13.9	5.5	150.0%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	10.3	2.1	398.6%	21.3	3.9	449.9%
Non-aeronautical revenue	13.1	8.9	46.4%	26.6	15.8	68.7%
Commercial revenue	11.8	6.9	71.5%	24.8	13.3	87.1%
Construction service revenue	1.2	2.0	-39.6%	1.8	2.5	-27.9%
Total Revenue	23.3	11.0	112.5%	47.9	19.7	143.9%
Total Revenue Excluding IFRIC12(2)	22.1	9.0	146.5%	46.1	17.1	169.1%
Cost of Services	13.2	11.5	14.3%	24.3	20.8	16.9%
Selling, general and administrative expenses	3.8	1.9	95.9%	6.9	3.8	80.9%
Other expenses	0.2	0.0	659.6%	0.3	0.0	491.1%
Total Costs and Expenses	17.2	13.5	27.4%	31.5	24.7	27.6%
Total Costs and Expenses Excluding IFRIC12(3)	16.0	11.5	39.1%	29.7	22.2	33.9%
Adjusted Segment EBITDA	7.6	0.7	1047.3%	19.6	1.5	1191.3%
Adjusted Segment EBITDA Mg	32.6%	6.0%	2657	40.9%	7.7%	3316
Adjusted EBITDA Margin excluding IFRIC 12 (4)	34.4%	7.4%	2700	42.5%	8.9%	3364
Capex	4.8	3.0	61.4%	5.7	3.7	51.8%

1) Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

2) Excludes Construction Service revenue.

3) Excludes Construction Service cost.

4) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

In Uruguay, where traffic is largely international, passenger traffic increased 5.3x YoY, reaching 65.1% of 2Q19 levels, up from 50.3% recorded in 1Q22, reflecting an ongoing recovery after the re-opening of borders on November 1, 2021, and the gradual relaxation of travel requirements.

Revenues increased 112.5% YoY to $23.3 million in 2Q22 on an ‘As reported’ basis, or 146.5% when excluding Construction service revenue. Compared to 2Q19, and excluding IFRIC12, revenues declined 17.7%, or $4.8 million, to $22.1 million, primarily due to lower passenger traffic in the quarter.

•	Aeronautical Revenues increased 4.0x YoY, or $8.2 million, to $10.3 million, reflecting higher passenger fees revenues, in line with the increase in passenger traffic against 2Q21, which was significantly impacted by the Covid-19 pandemic.

•	Commercial Revenues declined 3.3% vs. 2Q19, or $0.4 million, to $11.8 million, mainly driven by lower passenger-related revenues such as Duty Free and VIP Lounge revenues, as a result of lower passenger traffic, partially offset by an increase in cargo revenues.

Total Costs and Expenses increased 27.4% YoY to $17.2 million. Excluding Construction Service, Total Cost and Expenses rose 39.1% YoY to $16.0 million, due to an increase in operating costs following higher traffic activity when compared to 2Q21. By contrast, against the same quarter in 2019, Total Cost and Expenses excluding IFRIC12 declined 6.9%, or $1.2 million, primarily due to lower operating expenses, further supported by local currency depreciation against the US dollar.

•	Cost of services were down 2.5% compared to 2Q19, or $0.3 million. Excluding Construction service cost, cost of services declined 10.2%, or $1.4 million, reflecting the following cost reductions:

•	A 9.8%, or $0.4 million, in Concession Fees due to lower passenger traffic,

•	A 10.6%, or $0.3 million, in Maintenance expenses due to renegotiation of operating expenses contracts, together with a decline in SISCA (Sistema Integrado de Seguridad y Control Aeroportuario) fees due to lower passenger traffic, and

•	A 21.9%, or $0.2 million, in Services and fees.

•	SG&A increased 95.9% YoY, to $3.8 million, and remained flat against 2Q19.

Adjusted Segment EBITDA increased 10.5x YoY to $7.6 million in 2Q22, but declined 37.4%, or $4.5 million, when compared to 2Q19, with Adjusted EBITDA Margin Ex IFRIC12 contracting 10.8 percentage points to 34.4%.

During 2Q22, CAAP made Capital Expenditures of $4.8 million in Uruguay, compared to $3.0 million in 2Q21 and $5.3 million in 2Q19.

Key Quarter Highlights and Subsequent Events

AA2000 | Preferred Shares

On February 25, 2022, the Board of Directors of AA2000 resolved to redeem all the 910,978,514 outstanding preferred shares for a total redemption value of AR$17,225,719,240. On April 12, 2022, the Company made an initial payment of AR$11,100,000,000, and a second payment of AR$5,070,000,000 (approximately $40.5 million) was made on July 8, 2022.

AA2000 | Indebtedness and Issuance of New Notes

On July 8, 2022, AA2000 issued $20 million of dollar-linked Class 7 Notes, in the local market, at a 0% interest rate, maturing July 2025.

On July 14, 2022, AA2000 prepaid the outstanding amount of the onshore and offshore loans denominated in ARS, for ARS 2,180.5 million, equivalent to approximately $17.4 million.

Additionally, on July 29, 2022, AA2000 obtained a loan from Industrial and Commercial Bank of China, Dubai branch, for a total amount of $10 million. The loan will be repaid in three installments to be made in March, June and September 2025.

Finally, on August 8, 2022, the Board of Directors of AA2000 approved the issuance of single Notes (not convertible into shares) for up to $60 million. On August 16, 2022, AA2000 concluded the bidding of Class 9 Dollar-linked Notes for a nominal value of $30 million at a 0% interest rate. The maturity will be forty-eight months after the issuance date.

Puerta del Sur (PDS, Uruguay) | Concession Agreement

On July 22, 2022, the International Airport of Salto "Nueva Hespérides" was taken over by PDS, according to the conditions established in the concession agreement amended on November 8, 2021.

For further information on subsequent events, please refer to Note 20 of the Company’s Financial Statements, filed with the SEC on Form 6-K.

Hyperinflation Accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company reports results of its Argentinean subsidiaries applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date results should be restated adjusting for the change in general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. December 31, 2019 closing rate for 2019 results). For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000 (“AA2000”), the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA, respectively, of the Argentina segment in 3Q21, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”.

2Q22 EARNINGS CONFERENCE CALL

When:	10:00 a.m.Eastern Time, August 19, 2022

Who:	Mr.Martín Eurnekian, Chief Executive Officer

Mr.Jorge Arruda, Chief Financial Officer

Mr.Patricio Iñaki Esnaola, Head of Investor Relations

Dial-in:	1-646-904-5544 (U.S. Local); 1-226-828-7575 (Canada, Local); +1-929-526-1599 (Intern.). Participant access code: 872650

Webcast:	https://events.q4inc.com/attendee/714626731

Replay:	1-929-458-6194 (U.S. Local); 1-226-828-7578 (Canada, Local); +44-204-525-0658 (Intern.). Replay access code: 793137

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction service, as well as Net Debt:

Adjusted EBITDA is defined as income for the period before financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenues.

Adjusted EBITDA excluding Construction Service (“Adjusted EBITDA ex-IFRIC”) is defined as income for the period before construction services revenue and cost, financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin excluding Construction Service (“Adjusted EBITDA Margin ex-IFRIC12”) excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing Adjusted EBITDA excluding Construction Service revenue and cost, by total revenues less Construction service revenue.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction Service are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies. We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Service enhances an investor’s understanding of our performance and are useful for investors to assess our operating performance by excluding certain items that we believe are not representative of our core business. In addition, Adjusted EBITDA and Adjusted EBITDA excluding Construction Service are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes and construction services (when applicable).

Net debt is calculated by deducting “Cash and cash equivalents” from total financial debt.

Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine Segment, by the average foreign exchange rate of the Argentine Peso against the US dollar in the period. Percentage variations ex-IAS 29 figures compare results as presented in the prior year quarter before IAS 29 came into effect, against ex-IAS 29 results for this quarter as described above. For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000, the Company’s largest subsidiary in Argentina, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The impact from “Hyperinflation Accounting in Argentina” is described in more detail page 22 of this report.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services.

Construction Service revenue and cost: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is a leading private airport operator in the world, currently operating 53 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2021, Corporación América Airports served 35.7 million passengers, 57.6% lower than the 84.2 million served prior to the pandemic, in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: the Covid-19 impact, delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU or the AMD against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2019 and any of CAAP’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716

-- Operational & Financial Tables Follow –

Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement

	2Q22	2Q21	% Var.	6M22	6M21	% Var.
Argentina
Domestic Passengers (in millions)	5.5	1.3	317.2%	10.7	3.5	203.6%
International Passengers (in millions)	1.9	0.3	589.5%	3.6	0.7	383.3%
Transit passengers (in millions)	0.3	0.1	244.6%	0.5	0.2	138.5%
Total passengers (in millions)	7.7	1.7	359.5%	14.7	4.5	230.4%
Cargo volume (in thousands of tons)	47.2	44.0	7.2%	90.3	80.2	12.6%
Aircraft movements (in thousands)	92.6	43.0	115.6%	174.7	92.9	88.2%
Italy
Domestic Passengers (in millions)	0.4	0.2	173.8%	0.7	0.2	252.3%
International Passengers (in millions)	1.6	0.2	837.7%	2.1	0.2	959.7%
Transit passengers (in millions)	0.0	0.0	692.2%	0.0	0.0	1033.3%
Total passengers (in millions)	2.0	0.3	513.2%	2.8	0.4	600.3%
Cargo volume (in thousands of tons)	3.7	3.7	-0.2%	7.6	7.1	7.0%
Aircraft movements (in thousands)	20.3	6.9	194.1%	30.4	9.1	234.5%
Brazil
Domestic Passengers (in millions)	2.3	1.2	94.7%	4.9	2.8	72.2%
International Passengers (in millions)	0.1	0.0	768.9%	0.2	0.0	677.1%
Transit passengers (in millions)	0.8	0.8	2.6%	2.1	1.8	13.7%
Total passengers (in millions)	3.3	2.0	62.3%	7.1	4.7	52.3%
Cargo volume (in thousands of tons)	14.2	16.4	-13.5%	28.2	30.1	-6.5%
Aircraft movements (in thousands)	33.5	21.8	53.3%	67.2	48.1	39.6%
Uruguay(1)
Domestic Passengers (in millions)	0.0	0.0	37.3%	0.0	0.0	149.1%
International Passengers (in millions)	0.3	0.1	528.9%	0.6	0.1	573.3%
Transit passengers (in millions)	0.0	0.0	2562.7%	0.0	0.0	1612.9%
Total passengers (in millions)	0.3	0.1	529.7%	0.6	0.1	573.7%
Cargo volume (in thousands of tons)	10.0	8.9	12.4%	17.0	15.1	12.8%
Aircraft movements (in thousands)	6.3	3.2	97.9%	13.9	5.5	150.0%
Ecuador(2)
Domestic Passengers (in millions)	0.5	0.2	171.6%	1.0	0.4	167.8%
International Passengers (in millions)	0.5	0.3	67.7%	0.9	0.5	79.6%
Transit passengers (in millions)	0.0	0.0	187.0%	0.0	0.0	284.6%
Total passengers (in millions)	1.1	0.5	109.7%	1.9	0.9	117.0%
Cargo volume (in thousands of tons)	8.4	5.2	62.0%	17.7	9.6	83.0%
Aircraft movements (in thousands)	20.4	12.0	70.2%	38.1	23.2	64.1%
Armenia
Domestic Passengers (in millions)	0.0	0.0	0.0%	0.0	0.0	0.0%
International Passengers (in millions)	0.8	0.5	56.6%	1.4	0.8	75.6%
Transit passengers (in millions)	0.0	0.0	0.0%	0.0	0.0	0.0%
Total passengers (in millions)	0.8	0.5	56.6%	1.4	0.8	75.6%
Cargo volume (in thousands of tons)	4.4	4.3	1.7%	8.1	7.5	7.1%
Aircraft movements (in thousands)	8.2	4.7	72.8%	13.3	7.7	72.9%
Peru(3)
Domestic Passengers (in millions)	0.0	0.4	-100.0%	0.0	0.7	-100.0%
International Passengers (in millions)	0.0	0.0	-100.0%	0.0	0.0	-100.0%
Transit passengers (in millions)	0.0	0.0	0.0%	0.0	0.0	0.0%
Total passengers (in millions)	0.0	0.4	-100.0%	0.0	0.7	-100.0%
Cargo volume (in thousands of tons)	0.0	0.7	-100.0%	0.0	1.4	-100.0%
Aircraft movements (in thousands)	0.0	4.3	-100.0%	0.0	7.7	-100.0%

1)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

2)	ECOGAL’s operational data included in this table, although its results of operations are not consolidated.

3)	AAP’s operational data included in this table, although its results of operations are not consolidated.

Foreign Exchange Rate

Country	2Q22	2Q21	2Q22	2Q21	1Q22	1Q21	1Q22	1Q21
	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP
Argentine Peso	115.55	94.06	125.23	95.72	106.53	88.58	111.01	92.00
Euro	1.07	0.83	1.04	0.84	1.12	0.83	1.11	0.85
Brazilian Real	4.93	5.29	5.24	5.00	5.23	5.48	4.74	5.70
Uruguayan Peso	40.53	43.89	39.86	43.58	43.30	43.16	41.12	44.19

Amounts provided by units of local currency per US dollar

Aeronautical Breakdown (in US$ million)

	2Q22 as reported	2Q21 as reported	% Var as reported	IAS 29	2Q22 ex IAS 29	2Q21 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	150.8	45.7	230.0%	-0.5	151.3	45.4	233.4%
Passenger use fees	119.9	29.8	302.0%	-0.3	120.2	29.6	306.3%
Aircraft fees	24.8	12.9	92.4%	-0.2	24.9	12.8	94.9%
Other	6.2	3.0	105.7%	-	6.2	3.0	105.7%

Commercial Revenue Breakdown (in US$ million)

	2Q22 as reported	2Q21 as reported	% Var as reported	IAS 29	2Q22 ex IAS 29	2Q21 ex IAS 29	% Var ex IAS 29
Commercial revenue	152.1	76.5	98.7%	0.4	151.8	75.3	101.7%
Warehouse use fees	47.0	41.3	13.8%	-0.2	47.2	40.7	16.1%
Duty free shops	16.0	3.7	336.8%	-0.1	16.1	3.6	345.7%
Rental of space (including hangars)	9.0	5.4	65.9%	-0.1	9.2	5.4	69.8%
Parking facilities	8.6	2.1	315.0%	0.0	8.6	2.0	321.8%
Fuel	34.1	6.4	429.5%	0.0	34.1	6.4	430.6%
Food and beverage services	5.7	1.9	193.5%	0.1	5.6	1.9	199.8%
Advertising	4.2	2.6	63.8%	0.4	3.8	2.5	56.2%
Services and retail stores	3.3	1.6	110.5%	0.0	3.3	1.6	112.0%
Catering	1.7	0.5	276.9%	0.0	1.7	0.4	284.7%
VIP lounges	7.7	3.1	146.6%	0.3	7.4	2.9	152.4%
Walkway services	1.7	1.1	57.7%	0.0	1.7	1.1	60.1%
Other	13.0	6.9	89.4%	0.0	13.0	6.8	91.6%

Revenues by Segment (in US$ million)

Country	6M22 as reported	6M21 as reported	% Var as reported	IAS 29	6M22 ex IAS 29	6M21 ex IAS 29	% Var ex IAS 29
Argentina	334.3	154.7	116.0%	3.0	331.3	150.2	120.6%
Italy	50.5	23.6	114.2%	-	50.5	23.6	114.2%
Brazil	41.3	24.0	71.9%	-	41.3	24.0	71.9%
Uruguay	47.9	19.7	143.9%	-	47.9	19.7	143.9%
Armenia	77.8	30.0	159.5%	-	77.8	30.0	159.5%
Ecuador (1)	44.4	27.0	64.3%	-	44.4	27.0	64.3%
Unallocated	0.3	0.1	158.9%	-	0.3	0.1	158.9%
Total consolidated revenue (2)	596.5	279.1	113.7%	3.0	593.5	274.6	116.2%

1 Only includes Guayaquil Airport.

2 Excluding Construction Service revenue, ‘As reported’ revenues increased 162% YoY in Argentina, 223% in Italy, 78% in Brazil, 147% in Uruguay, 173% in Armenia and 65% in Ecuador.

Revenue Breakdown (in US$ million)

	6M22 as reported	6M21 as reported	% Var as reported	IAS 29	6M22 ex IAS 29	6M21 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	272.7	89.8	203.6%	2.3	270.4	88.2	206.6%
Non-aeronautical Revenue	323.8	189.3	71.1%	0.7	323.1	186.4	73.4%
Commercial revenue	279.5	147.1	90.0%	3.8	275.7	143.0	92.8%
Construction service revenue (1)	42.0	41.6	1.0%	-3.1	45.1	42.8	5.4%
Other revenue	2.4	0.6	308.8%	-	2.4	0.6	308.8%
Total Consolidated Revenue	596.5	279.1	113.7%	3.0	593.5	274.6	116.2%
Total Revenue excluding Construction Service revenue (2)	554.5	237.5	133.5%	6.2	548.4	231.7	136.7%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Breakdown (in US$ million)

	6M22 as reported	6M21 as reported	% Var as reported	IAS 29	6M22 ex IAS 29	6M21 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	272.7	89.8	203.6%	2.3	270.4	88.2	206.6%
Passenger use fees	216.2	60.6	256.9%	2.2	214.1	59.3	260.8%
Aircraft fees	45.7	24.3	88.3%	0.1	45.5	23.9	90.5%
Other	10.8	5.0	117.4%	-	10.8	5.0	117.4%

Commercial Revenue Breakdown (in US$ million)

	6M22 as reported	6M21 as reported	% Var as reported	IAS 29	6M22 ex IAS 29	6M21 ex IAS 29	% Var ex IAS 29
Commercial revenue	279.5	147.1	90.0%	3.8	275.7	143.0	92.8%
Warehouse use fees	91.5	80.8	13.3%	1.6	89.9	78.1	15.1%
Duty free shops	27.4	8.2	234.0%	0.2	27.2	8.0	240.3%
Rental of space (including hangars)	25.6	9.7	163.1%	-0.1	25.7	9.6	166.7%
Parking facilities	14.4	4.0	264.6%	0.1	14.3	3.9	270.6%
Fuel	49.3	10.8	357.5%	0.0	49.3	10.7	359.4%
Food and beverage services	9.9	3.6	173.8%	0.3	9.7	3.4	180.1%
Advertising	7.8	5.3	48.3%	0.7	7.1	5.1	40.2%
Services and retail stores	7.3	3.1	138.2%	0.1	7.3	3.0	138.5%
Catering	3.4	0.9	266.1%	0.0	3.4	0.9	276.0%
VIP lounges	13.6	5.4	152.7%	0.6	13.0	5.1	156.6%
Walkway services	3.3	2.2	45.6%	0.0	3.2	2.2	47.6%
Other	25.9	13.2	96.6%	0.3	25.6	12.9	98.2%

Total Expenses Breakdown (in US$ million)

	2Q22 as reported	2Q21 as reported	% Var as reported	IAS 29	2Q22 ex IAS 29	2Q21 ex IAS 29	% Var ex IAS 29
Cost of services	234.9	137.4	71.0%	14.5	220.4	125.8	75.2%
SG&A	28.6	23.4	22.2%	0.7	28.0	23.2	20.6%
Financial loss	44.8	15.3	193.6%	-131.7	176.5	74.0	138.7%
Inflation adjustment	-5.1	-1.2	313.8%	-3.8	-1.4	-0.2	684.4%
Other expenses	0.7	1.6	-53.2%	0.0	0.7	1.6	-52.2%
Income tax expense	-13.8	22.1	-162.3%	57.2	-71.0	-83.3	-14.8%
Total expenses	290.2	198.5	46.2%	-63.1	353.4	141.1	150.5%

Cost of Services (in US$ million)

	2Q22 as reported	2Q21 as reported	% Var as reported	IAS 29	2Q22 ex IAS 29	2Q21 ex IAS 29	% Var ex IAS 29
Cost of Services	234.9	137.4	71.0%	14.5	220.4	125.8	75.2%
Salaries and social security contributions	54.1	33.4	61.9%	-0.3	54.4	33.1	64.3%
Concession fees	39.4	20.7	89.9%	-0.1	39.5	20.5	92.4%
Construction service cost	27.5	12.1	128.3%	-2.0	29.5	12.7	133.1%
Maintenance expenses	26.3	19.1	37.8%	-0.1	26.3	18.8	40.1%
Amortization and depreciation	36.9	33.8	9.2%	17.0	19.9	22.4	-11.4%
Services and fees	14.4	9.9	45.4%	0.0	14.4	9.8	46.4%
Cost of fuel	27.1	4.2	540.1%	-	27.1	4.2	540.1%
Taxes	1.0	0.7	49.5%	0.0	1.0	0.7	54.5%
Office expenses	2.4	1.1	112.4%	0.0	2.4	1.1	116.7%
Provision for maintenance cost	1.0	0.7	39.4%	-	1.0	0.7	39.4%
Others	5.0	1.8	182.6%	0.0	5.0	1.8	183.2%

Selling, General and Administrative Expenses (in US$ million)

	2Q22 as reported	2Q21 as reported	% Var as reported	IAS 29	2Q22 ex IAS 29	2Q21 ex IAS 29	% Var ex IAS 29
SG&A	28.6	23.4	22.2%	0.7	28.0	23.2	20.6%
Taxes	12.7	5.2	145.1%	0.0	12.7	5.1	150.4%
Salaries and social security contributions	9.0	5.0	81.4%	0.0	9.0	4.9	83.0%
Services and fees	9.9	6.9	43.2%	0.0	9.9	6.9	43.5%
Office expenses	0.7	0.3	180.1%	0.0	0.7	0.3	179.5%
Amortization and depreciation	1.9	2.1	-9.0%	0.1	1.8	2.0	-10.8%
Maintenance expenses	0.5	0.1	277.8%	0.0	0.5	0.1	272.2%
Advertising	0.4	0.1	557.3%	0.0	0.4	0.1	571.1%
Insurances	0.6	0.5	6.9%	0.0	0.6	0.5	7.1%
Bad debts recovery	-12.4	-1.9	557.4%	0.5	-12.8	-1.8	600.8%
Bad debts	3.5	3.7	-5.5%	0.1	3.3	3.6	-7.7%
Others	1.8	1.5	22.1%	0.0	1.8	1.5	22.1%

Expenses by Segment (in US$ million)

Country	2Q22 as reported	2Q21 as reported	% Var as reported	IAS 29	2Q22 ex IAS 29	2Q21 ex IAS 29	% Var ex IAS 29
Argentina	133.7	75.9	76.2%	15.1	118.6	64.0	85.2%
Italy	30.3	23.7	28.1%	-	30.3	23.7	28.1%
Brazil	21.3	18.2	17.0%	-	21.3	18.2	17.0%
Uruguay	17.2	13.5	27.4%	-	17.2	13.5	27.4%
Armenia	38.6	13.0	196.3%	-	38.6	13.0	196.3%
Ecuador	16.6	12.3	35.0%	-	16.6	12.3	35.0%
Unallocated	6.5	5.8	12.6%	-	6.5	5.8	12.6%
Total consolidated expenses (1) (2)	264.3	162.4	62.7%	15.1	249.2	150.5	65.5%

(1)	Excludes income tax and financial loss

(2)	We account for the results of operations of ECOGAL and AAP using the equity method

Costs and Expenses (in US$ million)

	6M22 as reported	6M21 as reported	% Var as reported	IAS 29	6M22 ex IAS 29	6M21 ex IAS 29	% Var ex IAS 29
Cost of Services	416.6	280.5	48.5%	32.9	383.8	256.6	49.6%
Salaries and social security contributions	96.2	64.6	48.9%	0.7	95.5	63.3	50.9%
Concession fees	74.8	39.9	87.4%	0.7	74.1	39.1	89.3%
Construction service cost	41.2	40.5	1.7%	-3.1	44.4	41.8	6.2%
Maintenance expenses	50.7	35.5	42.8%	0.7	50.0	34.5	44.6%
Amortization and depreciation	73.5	66.0	11.3%	33.6	39.9	44.2	-9.9%
Other	80.2	33.9	136.7%	0.3	79.9	33.5	138.3%
Cost of Services Excluding Construction Service cost	375.4	239.9	56.5%	36.0	339.4	214.8	58.0%
Selling, general and administrative expenses	60.2	43.2	39.5%	1.4	58.9	42.4	38.9%
Other expenses	1.6	11.3	-85.9%	0.0	1.6	11.1	-85.6%
Total Costs and Expenses	478.5	334.9	42.9%	34.2	444.3	310.0	43.3%
Total Costs and Expenses Excluding Construction Service cost	437.2	294.4	48.5%	37.3	399.9	268.2	49.1%

Total Expenses Breakdown (in US$ million)

	6M22 as reported	6M21 as reported	% Var as reported	IAS 29	6M22 ex IAS 29	6M21 ex IAS 29	% Var ex IAS 29
Cost of services	416.6	280.5	48.5%	32.9	383.8	256.6	49.6%
SG&A	60.2	43.2	39.5%	1.4	58.9	42.4	38.9%
Financial loss	101.4	57.6	76.1%	-209.2	310.5	175.4	77.1%
Inflation adjustment	-19.6	3.5	-668.8%	-16.5	-3.1	-0.4	609.1%
Other expenses	1.6	11.3	-85.9%	0.0	1.6	11.1	-85.6%
Income tax expense	-8.0	23.1	-134.7%	99.7	-107.7	-104.3	3.3%
Total expenses	552.2	419.1	31.8%	-91.8	643.9	380.7	69.2%

Cost of Services (in US$ million)

	6M22 as reported	6M21 as reported	% Var as reported	IAS 29	6M22 ex IAS 29	6M21 ex IAS 29	% Var ex IAS 29
Cost of Services	416.6	280.5	48.5%	32.9	383.8	256.6	49.6%
Salaries and social security contributions	96.2	64.6	48.9%	0.7	95.5	63.3	50.9%
Concession fees	74.8	39.9	87.4%	0.7	74.1	39.1	89.3%
Construction service cost	41.2	40.5	1.7%	-3.1	44.4	41.8	6.2%
Maintenance expenses	50.7	35.5	42.8%	0.7	50.0	34.5	44.6%
Amortization and depreciation	73.5	66.0	11.3%	33.6	39.9	44.2	-9.9%
Services and fees	27.9	19.2	45.4%	0.2	27.8	19.0	46.1%
Cost of fuel	37.6	6.6	468.2%	-	37.6	6.6	468.2%
Taxes	1.9	1.4	34.5%	0.0	1.9	1.4	38.5%
Office expenses	4.1	2.1	97.8%	0.1	4.0	2.0	101.9%
Provision for maintenance cost	1.8	1.0	78.0%	-	1.8	1.0	78.0%
Others	6.8	3.5	92.4%	0.0	6.8	3.5	93.1%

Selling, General and Administrative Expenses (in US$ million)

	6M22 as reported	6M21 as reported	% Var as reported	IAS 29	6M22 ex IAS 29	6M21 ex IAS 29	% Var ex IAS 29
SG&A	60.2	43.2	39.5%	1.4	58.9	42.4	38.9%
Taxes	21.8	9.8	121.4%	0.3	21.5	9.5	126.3%
Salaries and social security contributions	15.8	9.1	73.1%	0.1	15.7	9.0	74.6%
Services and fees	18.2	13.6	33.5%	0.0	18.1	13.6	33.8%
Office expenses	1.2	0.6	106.6%	0.0	1.2	0.6	108.6%
Amortization and depreciation	3.8	4.2	-11.0%	0.2	3.5	4.0	-11.8%
Maintenance expenses	0.9	0.2	263.6%	0.0	0.9	0.2	260.7%
Advertising	0.6	0.2	206.0%	0.0	0.6	0.2	211.0%
Insurances	1.2	1.1	7.5%	0.0	1.2	1.1	7.5%
Bad debts recovery	-14.9	-4.0	268.0%	0.5	-15.4	-3.9	293.8%
Bad debts	8.2	6.0	36.0%	0.2	7.9	5.9	35.8%
Others	3.7	2.3	57.8%	0.0	3.7	2.3	57.8%

Expenses by Segment (in US$ million)

Country	6M22 as reported	6M21 as reported	% Var as reported	IAS 29	6M22 ex IAS 29	6M21 ex IAS 29	% Var ex IAS 29
Argentina	248.2	173.3	43.2%	34.2	214.0	148.4	44.2%
Italy	53.5	42.7	25.5%	-	53.5	42.7	25.5%
Brazil	41.5	35.5	16.8%	-	41.5	35.5	16.8%
Uruguay	31.5	24.7	27.6%	-	31.5	24.7	27.6%
Armenia	59.5	23.5	153.0%	-	59.5	23.5	153.0%
Ecuador	32.3	24.0	34.7%	-	32.3	24.0	34.7%
Unallocated	11.8	11.2	6.0%	-	11.8	11.2	6.0%
Total consolidated expenses (1) (2)	478.5	334.9	42.9%	34.2	444.3	310.0	43.3%

(1)	Excludes income tax and financial loss

(2)	We account for the results of operations of ECOGAL and AAP using the equity method

Adjusted EBITDA by Segment (in US$ million)

	6M22 as reported	6M21 as reported	% Var as reported	IAS 29	6M22 ex IAS 29	6M21 ex IAS 29	% Var ex IAS 29
Argentina	138.2	20.2	583.6%	2.8	135.4	18.4	634.6%
Italy	2.4	-12.1	-119.6%	-	2.4	-12.1	-119.6%
Brazil	5.3	-9.4	-156.2%	-	5.3	-9.4	-156.2%
Uruguay	19.6	1.5	1191.3%	-	19.6	1.5	1191.3%
Armenia	26.4	13.4	97.3%	-	26.4	13.4	97.3%
Ecuador	13.9	6.0	133.3%	-	13.9	6.0	133.3%
Unallocated	-3.6	-3.7	-2.6%	-	-3.6	-3.7	-2.6%
Total segment EBITDA	202.2	16.0	1166.6%	2.8	199.4	14.2	1306.3%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	6M22 as reported	6M21 as reported	% Var as reported	IAS 29	6M22 ex IAS 29	6M21 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	87.7	-122.4	-171.6%	72.8	14.8	-89.4	-116.6%
Financial Income	-36.4	-16.0	127.5%	22.0	-58.5	-15.3	282.1%
Financial Loss	101.4	57.6	76.1%	-209.2	310.5	175.4	77.1%
Inflation adjustment	-19.6	3.5	-668.8%	-16.5	-3.1	-0.4	609.1%
Income Tax Expense	-8.0	23.1	-134.7%	99.7	-107.7	-104.3	3.3%
Amortization and Depreciation	77.3	70.3	10.0%	33.9	43.4	48.2	-10.0%
Adjusted EBITDA	202.2	16.0	1166.6%	2.8	199.4	14.2	1306.3%
Adjusted EBITDA Margin	33.9%	5.7%	2818	-	33.6%	5.2%	2843
Adjusted EBITDA Margin excluding Construction Service	36.3%	6.3%	3005	-	36.2%	5.7%	3055

Financial Income / Loss (in US$ million)

	6M22 as reported	6M21 as reported	% Var as reported	IAS 29	6M22 ex IAS 29	6M21 ex IAS 29	% Var ex IAS 29
Financial Income	36.4	16.0	127.5%	-22.0	58.5	15.3	282.1%
Interest income	24.0	11.6	107.0%	0.4	23.6	11.1	112.0%
Foreign exchange income	7.3	0.7	896.5%	-22.2	29.4	0.5	5481.9%
Other	5.2	3.7	40.0%	-0.3	5.5	3.7	50.1%
Inflation adjustment	19.6	-3.5	-668.8%	16.5	3.1	0.4	609.1%
Inflation adjustment	19.6	-3.5	-668.8%	16.5	3.1	0.4	609.1%
Financial Loss	-101.4	-57.6	76.1%	209.2	-310.5	-175.4	77.1%
Interest Expenses	-101.9	-59.9	70.1%	-0.9	-100.9	-58.3	73.0%
Foreign exchange transaction expenses	77.7	53.1	46.3%	210.1	-132.4	-66.2	100.0%
Changes in liability for concessions	-71.2	-46.2	54.0%	-	-71.2	-46.2	54.0%
Other expenses	-6.1	-4.6	32.2%	-0	-6.1	-4.6	31.6%
Financial Loss, Net	-45.3	-45.0	0.6%	203.6	-248.9	-159.6	55.9%

See “Use of Non-IFRS Financial Measures” on page 22.

% Ownership by Concession

Aeropuertos Argentina 2000	Argentina	81.9%
Neuquén	Argentina	74.7%
Bahía Blanca	Argentina	81.7%
Toscana Aeroporti (Florence and Pisa airports)	Italy	46.7%
ICAB (Brasilia Airport)	Brazil	51.0%
ICASGA (Natal Airport)	Brazil	99.9%
Puerta del Sur (Carrasco Airport)	Uruguay	100.0%
CAISA (Punta del Este Airport)	Uruguay	100.0%
AIA (Armenian airports)	Armenia	100.0%
TAGSA (Guayaquil Airport)	Ecuador	50.0%
ECOGAL (Galápagos Airport)	Ecuador	99.9%

Selected Income Statement Data (in US$ million)

	2Q22	2Q21	% Var.	6M22	6M21	% Var.
Argentina
Total Revenue	181.4	64.5	181.2%	334.3	154.7	116.0%
Total Revenue Excluding IFRIC12(1)	156.7	59.8	162.0%	298.0	125.6	137.3%
Operating Income	51.5	-9.7	-633.9%	93.5	-15.2	-714.5%
Net Income	99.7	-6.6	-1617.7%	159.9	-17.9	-993.0%
Adjusted Segment EBITDA	74.0	8.9	734.1%	138.2	20.2	583.6%
Adjusted Segment EBITDA Mg	40.8%	13.8%	2703	41.3%	13.1%	2827
Adjusted EBITDA Margin excluding IFRIC	47.2%	14.8%	3238	46.3%	16.1%	3026
Italy
Total Revenue	33.6	15.4	118.2%	50.5	23.6	114.2%
Total Revenue Excluding IFRIC12(1)	31.7	9.8	222.7%	47.2	14.9	216.0%
Operating Income	3.1	-7.5	-141.2%	-3.1	-18.3	-83.2%
Net Income	1.2	-6.5	-118.6%	-4.2	-15.7	-73.6%
Adjusted Segment EBITDA	5.6	-4.4	-226.9%	2.4	-12.1	-119.6%
Adjusted Segment EBITDA Mg	16.6%	-28.6%	4521	4.7%	-51.1%	5578
Adjusted EBITDA Margin excluding IFRIC	16.8%	-50.3%	6710	3.7%	-87.2%	9087
Brazil
Total Revenue	20.5	11.5	78.4%	41.3	24.0	71.9%
Operating Income	-0.9	-9.4	-90.4%	-0.3	-14.2	-97.6%
Net Income	-40.9	-37.4	9.6%	-86.5	-71.8	20.6%
Adjusted segment EBITDA	1.9	-7.0	-127.5%	5.3	-9.4	-156.2%
Adjusted Segment EBITDA Mg	9.4%	-61.0%	7033	12.8%	-39.2%	5200
Uruguay
Total Revenue	23.3	11.0	112.5%	47.9	19.7	143.9%
Total Revenue Excluding IFRIC12(1)	22.1	9.0	146.5%	46.1	17.1	169.1%
Operating Income	5.8	-2.6	-318.9%	15.8	-5.2	-402.7%
Net Income	4.3	-2.1	-300.3%	12.3	-5.6	-321.0%
Adjusted Segment EBITDA	7.6	0.7	1047.3%	19.6	1.5	1191.3%
Adjusted Segment EBITDA Mg	32.6%	6.0%	2657	40.9%	7.7%	3316
Adjusted EBITDA Margin excluding IFRIC	34.4%	7.4%	2700	42.5%	8.9%	3364

	2Q22	2Q21	% Var.	6M22	6M21	% Var.
Ecuador
Total Revenue	23.0	14.0	64.9%	44.4	27.0	64.3%
Total Revenue Excluding IFRIC12(1)	23.0	14.0	64.9%	44.4	26.2	69.0%
Operating Income	5.7	1.3	358.6%	10.7	2.2	387.9%
Net Income	5.1	0.7	616.5%	9.4	1.0	803.3%
Adjusted Segment EBITDA	7.3	3.2	129.6%	13.9	6.0	133.3%
Adjusted Segment EBITDA Mg	31.9%	22.9%	900	31.4%	22.1%	927
Adjusted EBITDA Margin excluding IFRIC	31.9%	22.9%	900	31.4%	22.7%	864
Armenia
Total Revenue	50.7	18.9	168.3%	77.8	30.0	159.5%
Total Revenue Excluding IFRIC12(1)	50.5	18.5	173.4%	77.3	29.5	162.1%
Operating Income	12.1	5.9	105.7%	18.3	6.5	182.4%
Net Income	9.0	5.3	69.4%	12.2	4.6	168.1%
Adjusted Segment EBITDA	16.3	9.3	75.0%	26.4	13.4	97.3%
Adjusted Segment EBITDA Mg	32.3%	49.5%	-1722	34.0%	44.7%	-1073
Adjusted EBITDA Margin excluding IFRIC	32.4%	50.6%	-1817	34.2%	45.4%	-1121
Unallocated
Total revenue	0.1	0.1	177.4%	0.3	0.1	158.9%
Operating Income	-5.2	-5.2	1.4%	-9.4	-10.0	-6.0%
Net Income	-6.8	-8.1	-15.5%	-15.4	-17.1	-9.8%
Adjusted segment EBITDA	-2.2	-2.1	3.6%	-3.6	-3.7	-2.7%
Adjusted Segment EBITDA Mg	N/A	N/A	N/A	N/A	N/A	N/A

1 Excludes Construction Service revenue.

2 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession.

3 Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for our Argentinean subsidiaries, in accordance with IAS 29, as explained above. Please refer to Review of Segments – Argentina to see the effect of this rule in our Argentinean subsidiaries.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	2Q'22	2Q'21	% Var.	2Q'22	2Q'21	% Var.	2Q'22	2Q'21	% Var.	2Q'22	2Q'21	% Var.	2Q'22	2Q'21	% Var.	2Q'22	2Q'21	% Var.
Argentina
Aeroparque	2,273	614	270.5%	541	14	3715.9%	182	40	352.3%	2,997	668	348.6%	573	243	136.1%	24,664	8,411	193.2%
Bariloche	357	106	236.5%	0	-	100.0%	1	0	314.9%	358	106	236.8%	-	-		2,786	1,302	114.0%
Catamarca	15	3	483.5%	0	-	100.0%	0	1	-87.5%	15	4	295.3%	16	3	387.5%	642	318	101.9%
C. Rivadavia	110	29	275.9%	-	-		1	1	35.6%	111	30	270.6%	139	45	207.9%	1,527	1,147	33.1%
Córdoba	447	87	411.1%	68	0	#######	8	5	43.9%	522	93	463.0%	363	237	53.4%	5,555	1,772	213.5%
El Palomar	1	1	60.8%	0	0	-55.6%	-	-		1	1	56.8%	-	-		935	464	101.5%
Esquel	16	3	373.8%	0	-	100.0%	0	1	-75.1%	16	4	311.7%	-	-		241	152	58.6%
Ezeiza	323	44	631.9%	1,256	262	379.5%	38	8	348.4%	1,617	315	414.0%	45,123	43,104	4.7%	11,452	4,613	148.3%
Formosa	23	0	#######	0	-	100.0%	-	-		23	0	#######	11	-	100.0%	467	152	207.2%
General Pico	0	0	41.2%	-	-		0	0	500.0%	0	0	66.7%	-	-		150	196	-23.5%
Iguazú	283	41	592.5%	0	0	250.0%	1	1	-58.3%	284	42	573.4%	-	-		2,290	738	210.3%
Jujuy	115	30	288.6%	0	0	163.6%	0	0	-93.3%	115	30	285.8%	13	14	-7.1%	1,087	661	64.4%
La Rioja	17	2	610.2%	0	-	100.0%	0	1	-95.0%	17	3	391.1%	15	2	660.0%	550	228	141.2%
Malargüe	0	0	1213.0%	-	-		0	-	100.0%	0	0	1834.8%	-	-		176	27	551.9%
Mar del Plata	47	8	457.8%	0	-	100.0%	2	1	93.6%	49	9	423.8%	18	5	262.3%	1,252	765	63.7%
Mendoza	336	81	315.3%	56	0	#######	6	0	1144.1%	398	81	389.2%	105	133	-21.1%	3,965	1,322	199.9%
Paraná	10	2	557.0%	0	-	100.0%	0	0	-99.5%	10	2	425.0%	-	-		818	453	80.6%
Posadas	72	20	259.6%	0	0	1060.0%	0	0	-21.7%	72	20	253.7%	24	20	17.6%	946	465	103.4%
Pto Madryn	16	0	6833.9%	-	-		0	0	39.8%	17	0	3436.9%	2	-	100.0%	215	194	10.8%
Reconquista	0	0	376.9%	-	-		0	0	1600.0%	0	0	422.2%	-	-		846	712	18.8%
Resistencia	57	12	368.6%	0	0	44.4%	2	0	888.4%	58	12	375.7%	48	34	40.2%	811	413	96.4%
Río Cuarto	6	1	519.4%	-	-		2	0	816.6%	9	1	578.2%	4	1	270.0%	262	94	178.7%
Río Gallegos	48	15	214.6%	-	-		1	1	9.0%	49	16	203.7%	71	34	110.3%	944	501	88.4%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	2Q'22	2Q'21	% Var.	2Q'22	2Q'21	% Var.	2Q'22	2Q'21	% Var.	2Q'22	2Q'21	% Var.	2Q'22	2Q'21	% Var.	2Q'22	2Q'21	% Var.
Río Grande	32	11	190.1%	-	-		0	0	65.2%	32	11	187.6%	71	9	658.3%	806	344	134.3%
Salta	296	69	328.6%	0	0	600.0%	1	1	153.9%	297	70	327.3%	50	81	-37.9%	3,015	1,070	181.8%
San Fernando	7	3	148.6%	5	3	55.4%	-	-		12	6	99.1%	-	-		15,867	10,850	46.2%
San Juan	51	12	336.9%	0	-	100.0%	0	0	-80.8%	51	12	323.6%	-	-		637	416	53.1%
San Luis	19	3	566.1%	-	-		-	0	-100.0%	19	3	490.4%	69	5	1269.0%	723	135	435.6%
San Rafael	12	2	409.6%	-	-		-	0	-100.0%	12	3	348.1%	-	-		1,267	866	46.3%
Santa Rosa	11	2	561.2%	-	-		1	1	14.8%	12	3	353.2%	-	-		772	538	43.5%
Santiago del Estero	45	10	338.3%	-	-		0	0	-99.4%	45	11	319.6%	20	5	295.0%	808	414	95.2%
Tucumán	169	39	327.8%	0	0	3066.7%	0	2	-83.5%	169	41	310.4%	350	-	100.0%	1,492	629	137.2%
Viedma	9	2	328.6%	-	-		2	1	53.0%	11	3	224.3%	-	-		281	207	35.7%
Villa Mercedes	0	0	262.9%	-	-		0	0	275.4%	0	0	270.8%	-	-		615	684	-10.1%
Termas de Río Hondo	7	2	304.7%	-	-		-	0	-100.0%	7	2	256.3%	1	2	-54.1%	192	72	166.7%
Bahía Blanca	50	8	496.8%	-	-		1	1	-3.1%	51	9	445.8%	41	21	94.6%	807	410	96.8%
Neuquén	204	52	294.2%	0	-	100.0%	7	4	78.8%	211	56	278.3%	62	20	207.8%	2,755	1,219	126.0%
Total Argentina	5,484	1,315	317.2%	1,928	280	589.5%	258	75	244.6%	7,670	1,669	359.5%	47,187	44,018	7.2%	92,618	42,954	115.6%

Italy
Pisa	399	143	178.8%	926	84	1007.0%	1	0	720.0%	1,325	227	484.3%	3,673	3,658	0.4%	10,935	3,853	183.8%
Florence	36	16	129.0%	631	82	665.9%	0	0	470.0%	667	98	579.8%	16	40	-59.0%	9,400	3,061	207.1%
Total Italy	435	159	173.8%	1,557	166	837.7%	1	0	692.2%	1,992	325	513.2%	3,689	3,698	-0.2%	20,335	6,914	194.1%

Brazil
Brasilia	1,907	923	106.6%	94	12	659.4%	813	802	1.3%	2,814	1,738	61.9%	12,813	15,430	-17.0%	29,463	19,303	52.6%
Natal	434	279	55.4%	15	0	#######	11	0	5630.8%	459	280	64.2%	1,411	1,004	40.5%	4,023	2,540	58.4%
Total Brazil	2,341	1,202	94.7%	109	13	768.9%	823	802	2.6%	3,273	2,017	62.3%	14,224	16,435	-13.5%	33,486	21,843	53.3%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	2Q'22	2Q'21	% Var.	2Q'22	2Q'21	% Var.	2Q'22	2Q'21	% Var.	2Q'22	2Q'21	% Var.	2Q'22	2Q'21	% Var.	2Q'22	2Q'21	% Var.
Uruguay
Carrasco (1)	0	0	15.5%	303	50	510.5%	2	0	2562.7%	305	50	511.5%	10,018	8,910	12.4%	4,273	2,194	94.8%
Punta del Este	0	0	393.3%	20	2	1077.9%	-	-		20	2	1071.8%	-	-		1,982	966	105.2%
Total Uruguay	0	0	37.3%	322	51	528.9%	2	0	2562.7%	325	52	529.7%	10,018	8,910	12.4%	6,255	3,160	97.9%

Ecuador
Guayaquil	408	151	170.2%	505	301	67.7%	17	6	187.0%	930	458	103.0%	7,298	4,568	59.8%	18,935	11,402	66.1%
Galápagos	127	46	176.2%	-	-		-	-		127	46	176.2%	1,112	625	78.1%	1,419	556	155.2%
Total Ecuador	534	197	171.6%	505	301	67.7%	17	6	187.0%	1,057	504	109.7%	8,411	5,192	62.0%	20,354	11,958	70.2%

Armenia
Zvartnots	-	-		776	460	68.6%	-	-		776	460	68.6%	4,389	4,317	1.7%	8,075	4,299	87.8%
Shirak	-	-		9	41	-78.3%	-	-		9	41	-78.3%	-	-		94	428	-78.0%
Total Armenia	-	-		785	501	56.6%	-	-		785	501	56.6%	4,389	4,317	1.7%	8,169	4,727	72.8%

Perú
Arequipa	-	175	-100.0%	-	0	-100.0%	-	-		-	175	-100.0%	-	262	-100.0%	-	1,907	-100.0%
Juliaca	-	78	-100.0%	-	-		-	-		-	78	-100.0%	-	126	-100.0%	-	650	-100.0%
Puerto Maldonado	-	39	-100.0%	-	0	-100.0%	-	-		-	39	-100.0%	-	121	-100.0%	-	471	-100.0%
Tacna	-	56	-100.0%	-	-		-	-		-	56	-100.0%	-	142	-100.0%	-	539	-100.0%
Ayacucho	-	35	-100.0%	-	-		-	-		-	35	-100.0%	-	10	-100.0%	-	702	-100.0%
Total Perú	-	383	-100.0%	-	0	-100.0%	-	-		-	383	-100.0%	-	662	-100.0%	-	4,269	-100.0%
Total CAAP	8,795	3,256	170%	5,205	1,312	297%	1,101	883	25%	15,102	5,451	177%	87,918	83,232	6%	181,217	95,825	89%

1)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	YTD22	YTD21	% Var.	YTD22	YTD21	% Var.	YTD22	YTD21	% Var.	YTD22	YTD21	% Var.	YTD22	YTD21	% Var.	YTD22	YTD21	% Var.
Argentina
Aeroparque	4,398	750	486.2%	981	19	5136.5%	335	51	553.2%	5,714	820	596.6%	855	375	128.2%	46,777	10,057	365.1%
Bariloche	886	377	135.0%	0	0	2055.6%	4	0	1000.3%	890	377	135.8%	-	-		6,838	3,951	73.1%
Catamarca	28	7	291.7%	0	-	100.0%	1	3	-78.5%	28	10	189.9%	29	4	658.6%	1,140	770	48.1%
C. Rivadavia	190	62	208.2%	0	-	100.0%	1	1	-26.0%	191	63	203.1%	284	52	450.9%	2,756	2,292	20.2%
Córdoba	818	227	260.4%	136	0	#######	9	7	34.7%	963	234	311.7%	598	496	20.5%	9,841	3,790	159.7%
El Palomar	1	1	25.1%	0	0	-90.4%	-	-		1	1	15.2%	-	-		1,518	954	59.1%
Esquel	38	12	207.7%	0	-	100.0%	0	1	-76.1%	39	13	192.4%	-	-		637	649	-1.8%
Ezeiza	717	1,023	-29.9%	2,316	711	225.8%	65	106	-38.6%	3,098	1,840	68.4%	86,987	78,617	10.6%	22,189	19,416	14.3%
Formosa	39	0	8708.8%	0	-	100.0%	-	0	-100.0%	39	0	8654.6%	14	-	100.0%	797	293	172.0%
General Pico	0	0	-46.5%	-	-		0	0	275.0%	0	0	-38.4%	-	-		400	504	-20.6%
Iguazú	510	99	413.8%	0	0	736.7%	2	1	61.0%	513	101	409.6%	-	-		4,092	1,282	219.2%
Jujuy	213	66	223.6%	0	0	254.5%	0	0	-62.6%	213	66	222.1%	35	25	40.0%	2,031	1,323	53.5%
La Rioja	29	5	472.0%	0	-	100.0%	0	2	-88.4%	30	8	293.1%	50	7	579.7%	965	450	114.4%
Malargüe	1	0	1258.5%	-	-		0	-	100.0%	1	0	2126.8%	-	-		416	37	1024.3%
Mar del Plata	149	41	266.4%	0	-	100.0%	3	1	263.7%	152	41	266.5%	34	14	149.1%	3,156	1,949	61.9%
Mendoza	635	219	190.2%	108	0	#######	11	1	1322.9%	754	220	243.5%	219	204	7.4%	7,299	3,000	143.3%
Paraná	15	3	392.6%	0	-	100.0%	0	0	-96.6%	15	3	336.0%	-	-		1,456	784	85.7%
Posadas	141	42	236.5%	0	0	1111.1%	0	0	-22.1%	141	42	233.9%	33	31	6.0%	1,848	944	95.8%
Pto Madryn	32	1	4617.8%	-	-		0	0	40.9%	32	1	3255.7%	4	-	100.0%	458	340	34.7%
Reconquista	0	0	189.9%	-	-		0	0	300.0%	0	0	197.9%	-	-		1,501	1,454	3.2%
Resistencia	94	29	225.3%	0	0	244.8%	3	0	1685.6%	97	29	234.5%	69	52	32.9%	1,368	786	74.0%
Río Cuarto	11	3	324.1%	-	-		5	0	1570.7%	17	3	450.0%	6	2	195.2%	510	212	140.6%
Río Gallegos	93	34	175.6%	-	-		2	2	33.1%	96	36	168.4%	104	58	81.0%	1,793	947	89.3%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	YTD22	YTD21	% Var.	YTD22	YTD21	% Var.	YTD22	YTD21	% Var.	YTD22	YTD21	% Var.	YTD22	YTD21	% Var.	YTD22	YTD21	% Var.
Río Grande	60	26	129.3%	-	-		1	1	51.5%	61	27	127.8%	95	39	145.5%	1,297	676	91.9%
Salta	563	168	235.3%	0	0	493.5%	2	1	125.8%	565	169	234.9%	132	127	4.0%	5,480	2,298	138.5%
San Fernando	12	8	56.2%	11	5	102.0%	-	-		23	13	74.7%	-	-		28,700	21,653	32.5%
San Juan	88	25	250.2%	0	0	757.1%	0	1	-37.4%	89	26	243.1%	-	-		1,251	861	45.3%
San Luis	35	8	325.8%	-	-		-	0	-100.0%	35	9	305.3%	135	11	1145.1%	1,087	287	278.7%
San Rafael	27	9	216.7%	-	-		0	1	-95.1%	28	9	193.8%	-	-		2,481	2,005	23.7%
Santa Rosa	19	4	361.2%	-	-		3	2	37.5%	22	6	249.9%	-	-		1,495	1,121	33.4%
Santiago del Estero	74	25	197.1%	-	-		0	0	-94.4%	74	25	191.4%	105	8	1145.7%	1,364	947	44.0%
Tucumán	319	102	212.9%	0	0	1155.6%	1	2	-74.9%	320	104	206.7%	350	-	100.0%	2,794	1,441	93.9%
Viedma	17	6	193.2%	-	-		4	2	112.2%	22	8	172.6%	-	-		570	428	33.2%
Villa Mercedes	0	0	431.0%	-	-		1	0	419.4%	1	0	423.3%	-	-		1,336	1,158	15.4%
Termas de Río Hondo	13	4	241.9%	-	-		-	0	-100.0%	13	4	221.2%	2	2	-19.3%	282	174	62.1%
Bahía Blanca	82	19	328.8%	-	-		2	1	35.7%	84	21	309.9%	71	40	78.1%	1,561	871	79.2%
Neuquén	364	124	193.6%	0	0	966.7%	11	6	70.7%	376	131	187.5%	108	20	436.2%	5,240	2,752	90.4%
Total Argentina	10,713	3,528	203.6%	3,554	735	383.3%	468	196	138.5%	14,734	4,460	230.4%	90,320	80,183	12.6%	174,724	92,856	88.2%

Italy
Pisa	669	185	261.8%	1,226	104	1078.8%	1	0	1073.8%	1,896	289	556.0%	7,517	7,040	6.8%	16,717	5,563	200.5%
Florence	45	18	152.5%	853	92	825.3%	0	0	710.0%	898	110	716.6%	81	60	33.9%	13,689	3,528	288.0%
Total Italy	714	203	252.3%	2,079	196	959.7%	1	0	1033.3%	2,795	399	600.3%	7,598	7,101	7.0%	30,406	9,091	234.5%

Brazil
Brasilia	3,877	2,136	81.5%	144	21	569.7%	2,029	1,808	12.2%	6,049	3,965	52.6%	25,518	28,095	-9.2%	58,563	41,922	39.7%
Natal	1,013	704	43.9%	25	0	#######	28	1	2675.2%	1,066	705	51.1%	2,664	2,040	30.6%	8,606	6,183	39.2%
Total Brazil	4,890	2,840	72.2%	169	22	677.1%	2,057	1,809	13.7%	7,115	4,671	52.3%	28,182	30,135	-6.5%	67,169	48,105	39.6%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	YTD22	YTD21	% Var.	YTD22	YTD21	% Var.	YTD22	YTD21	% Var.	YTD22	YTD21	% Var.	YTD22	YTD21	% Var.	YTD22	YTD21	% Var.
Uruguay
Carrasco (1)	1	0	150.0%	577	93	522.5%	3	0	1612.9%	581	93	523.5%	17,041	15,112	12.8%	7,997	3,666	118.1%
Punta del Este	0	0	145.3%	67	3	2200.2%	-	-		67	3	2148.2%	-	-		5,858	1,875	212.4%
Total Uruguay	1	0	149.1%	644	96	573.3%	3	0	1612.9%	648	96	573.7%	17,041	15,112	12.8%	13,855	5,541	150.0%

Ecuador
Guayaquil	719	277	159.7%	942	524	79.6%	35	9	284.6%	1,697	810	109.3%	15,569	8,515	82.9%	35,321	22,214	59.0%
Galápagos	233	79	196.1%	-	-		-	-		233	79	196.1%	2,085	1,135	83.8%	2,797	1,014	175.8%
Total Ecuador	952	356	167.8%	942	524	79.6%	35	9	284.6%	1,929	889	117.0%	17,654	9,649	83.0%	38,118	23,228	64.1%

Armenia
Zvartnots	-	-		1,323	712	85.8%	-	-		1,323	712	85.8%	8,078	7,546	7.1%	13,046	7,082	84.2%
Shirak	-	-		33	60	-45.7%	-	-		33	60	-45.7%	-	-		274	620	-55.8%
Total Armenia	-	-		1,355	772	75.6%	-	-		1,355	772	75.6%	8,078	7,546	7.1%	13,320	7,702	72.9%

Perú
Arequipa	-	331	-100.0%	-	3	-100.0%	-	-		-	334	-100.0%	-	591	-100.0%	-	3,399	-100.0%
Juliaca	-	141	-100.0%	-	-		-	-		-	141	-100.0%	-	243	-100.0%	-	1,234	-100.0%
Puerto Maldonado	-	68	-100.0%	-	0	-100.0%	-	-		-	68	-100.0%	-	234	-100.0%	-	826	-100.0%
Tacna	-	98	-100.0%	-	-		-	-		-	98	-100.0%	-	268	-100.0%	-	1,043	-100.0%
Ayacucho	-	59	-100.0%	-	0	-100.0%	-	-		-	59	-100.0%	-	23	-100.0%	-	1,197	-100.0%
Total Perú	-	697	-100.0%	-	3	-100.0%	-	-		-	700	-100.0%	-	1,359	-100.0%	-	7,699	-100.0%
Total CAAP	17,270	7,624	127%	8,743	2,348	272%	2,564	2,015	27%	28,576	11,986	138%	168,874	151,084	12%	337,592	194,222	74%

1)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Income Statement (in US$ thousands)

	2Q22	2Q21	% Var.	6M22	6M21	% Var.
Continuing operations
Revenue	332,656	135,264	145.9%	596,530	279,099	113.7%
Cost of services	-234,902	-137,400	71.0%	-416,627	-280,463	48.5%
Gross income / (loss)	97,754	-2,136	-4676.5%	179,903	-1,364	-13289.4%
Selling, general and administrative expenses	-28,638	-23,433	22.2%	-60,244	-43,174	39.5%
Impairment loss of non-financial assets	-6	-75	-92.0%	-6	-75	-92.0%
Other operating income	3,707	-107	-3564.5%	7,404	1,631	354.0%
Other operating expense	-729	-1,495	-51.2%	-1,584	-11,224	-85.9%
Operating income / (loss)	72,088	-27,246	-364.6%	125,473	-54,206	-331.5%
Share of loss in associates	-293	-98	199.0%	-546	-98
Income (Loss) before financial results and income tax	71,795	-27,344	-362.6%	124,927	-54,304	-330.1%
Financial income	25,766	8,828	191.9%	36,447	16,024	127.5%
Financial loss	-44,838	-15,271	193.6%	-101,389	-57,586	76.1%
Inflation adjustment	5,117	1,237	313.7%	19,649	-3,455	-668.7%
Income / (loss) before income tax	57,840	-32,550	-277.7%	79,634	-99,321	-180.2%
Income tax	13,764	-22,101	-162.3%	8,033	-23,114	-134.8%
Income / (loss) for the period from continuing operations	71,604	-54,651	-231.0%	87,667	-122,435
Loss for the period from discontinued operations	-	-793		-	-1,249
Income / (loss) for the period	71,604	-55,444	-229.1%	87,667	-123,684	-170.9%
Attributable to:
Owners of the parent	69,855	-33,974	-305.6%	97,650	-78,688	-224.1%
Non-controlling interest	1,749	-21,470	-108.1%	-9,983	-44,996	-77.8%

Balance Sheet (in US$ thousands)

	Jun 30, 2022	Dec 31, 2021
ASSETS
Non-current assets
Intangible assets, net	2,893,437	2,742,971
Property, plant and equipment, net	72,705	75,480
Right-of-use asset	11,167	12,902
Investments in associates	2,125	2,355
Other financial assets at fair value through profit or loss	3,059	3,344
Other financial assets at amortized cost	8,263	15,838
Deferred tax assets	68,837	68,867
Other receivables	80,947	72,373
Trade receivables	110	184
Total non-current assets	3,140,650	2,994,314
Current assets
Inventories	16,783	11,520
Other financial assets at fair value through profit or loss	66,566	28,499
Other financial assets at amortized cost	46,788	46,800
Other receivables	50,184	66,421
Current tax assets	10,563	14,450
Derivative financial instruments	-	137
Trade receivables	106,155	82,707
Cash and cash equivalents	334,915	375,783
Total current assets	631,954	626,317
Total assets	3,772,604	3,620,631
EQUITY
Share capital	163,223	163,223
Share premium	183,430	183,430
Treasury shares	(4,720)	(4,772)
Free distributable reserve	378,910	378,910
Non-distributable reserve	1,358,028	1,358,028
Currency translation adjustment	(262,143)	(321,647)
Legal reserves	1,081	1,081
Other reserves	(1,320,824)	(1,321,211)
Retained earnings	130,437	32,689
Total attributable to owners of the parent	627,422	469,731
Non-controlling interests	122,418	303,877
Total equity	749,840	773,608
LIABILITIES
Non-current liabilities
Borrowings	1,302,735	1,018,337
Deferred tax liabilities	218,802	227,421
Other liabilities	859,178	743,799
Lease liabilities	6,665	8,484
Trade payables	1,845	6,695
Total non-current liabilities	2,389,225	2,004,736
Current liabilities
Borrowings	216,837	421,266
Other liabilities	310,915	284,826
Lease liabilities	3,700	3,765
Current tax liabilities	6,247	16,188
Derivative financial instruments liabilities	216	-
Trade payables	95,624	116,242
Total current liabilities	633,539	842,287
Total liabilities	3,022,764	2,847,023
Total equity and liabilities	3,772,604	3,620,631

Statement of Cash Flow (in US$ thousands)

	Jun 30, 2022	Jun 30, 2021
Cash flows from operating activities
Income (Loss) for the period from continuing operations	87,667	(122,435)
Adjustments for:
Amortization and depreciation	86,988	78,734
Deferred income tax	(18,520)	21,603
Current income tax	10,487	1,511
Share of loss in associates	546	98
Impairment loss of non-financial assets	6	75
Loss on disposals of property, plant and equipment	125	45
Unpaid concession fees	28,373	31,260
Low value, short term and variable lease payments	(726)	(416)
Changes in liability for concessions	71,164	46,217
Share base compensation expenses	341	-
Collection of government grants	10,020	-
Interest expenses	101,851	59,870
Other financial results, net	(23,212)	(11,713)
Net foreign exchange	(84,963)	(53,823)
Other accruals	(7,744)	3,418
Inflation adjustment	13,580	(5,794)
Government grants	571	2,936
Acquisition of intangible assets	(45,697)	(42,240)
Income tax paid	(16,649)	(1,487)
Changes in working capital	(204,574)	(683)
Net cash provided by operating activities	9,634	7,176
Cash flows from investing activities
Cash contribution in associates	(257)	(189)
Net acquisition of subsidiaries	-	10
Acquisition of other financial assets	(126,086)	(19,972)
Disposals of other financial assets	95,468	12,781
Acquisition of property, plant and equipment	(3,713)	(4,473)
Acquisition of intangible assets	(412)	(160)
Proceeds from property, plant and equipment	201	139
Other	272	592
Net cash used in investing activities	(34,527)	(11,272)
Net cash used in discontinued investing activities	(6,100)	-
Cash flows from financing activities
Proceeds from borrowings	268,772	90,879
Guarantee deposits	(401)	(1,194)
Principal elements of lease payments	(2,155)	(2,322)
Loans paid	(173,733)	(110,421)
Interest paid	(60,097)	(35,036)
Debt renegotiation expenses capitalization	(1,578)	(552)
Dividends paid to non-controlling interests in subsidiaries	(6,499)	-
Other	6	(4)
Net cash provided by / (used in) financing activities	24,315	(58,650)

Decrease in cash and cash equivalents	(578)	(62,746)
Decrease in cash and cash equivalents from discontinued operations	(6,100)	-

Movements in cash and cash equivalents
At the beginning of the period	375,783	281,031
Effect of exchange rate changes and inflation adjustment on cash and cash equivalents	(34,190)	(8,001)
Decrease in cash and cash equivalents from continuing operations	(578)	(62,746)
Decrease in cash and cash equivalents from discontinued operations	(6,100)	-
At the end of the period	334,915	210,284